Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

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SEC MAIL PROCESSING
RECEIVED
APR 12 2006
WASH. D.C.
185
SECT

VIA FEDERAL EXPRESS

April 11, 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

**Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")**

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since September 23, 2005, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since September 23, 2005.

2. Updated list of information required to be made public on an ongoing basis.

3. Block listing application dated December 2005 for issuance of shares under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

4. Annual Report, including Directors' Report and Auditors' Report, for the fiscal year ended December 31, 2005.

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President and Group Secretary

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

File No. 82-34885

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Market update
Released	07:00 07-Nov-05
Number	7105T



RNS Number:7105T
Alea Group Holdings(Bermuda) Ltd
07 November 2005

7 November 2005

Alea comments on the status of strategic alternatives and updates its storm loss estimates and earnings expectations

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd., the specialty insurer and reinsurer, today commented on the status of strategic alternatives for the Group and updated its estimate of losses from recent storms and its earnings expectations.

Alea is continuing to pursue strategic alternatives to its current business structure including the sale of the Group or specific businesses within the Group. Due diligence and discussions with potentially interested parties are continuing. There can be no assurance that this process will result in any transaction or a transaction at or above the current market price. The Group is also developing contingency plans for the run-off of businesses that are not sold.

During October, Alea began repositioning its businesses and expense base to reflect its current business environment in light of the recently announced actions by its rating agencies. A cost-reduction programme was implemented in its Wilton-based reinsurance operation which has withdrawn from U.S. casualty reinsurance business in line with previously announced strategy. This is part of an ongoing program to realign costs to operations.

Following a review of more substantive information that has now become available from cedants and revised industry loss estimates, Alea has revised its pre-tax loss estimate for Katrina to the range of $55 million to $70 million, net of reinsurance and including reinstatement premiums. Alea previously provided a preliminary estimate of pre-tax losses from Hurricane Katrina in the range of $20 million to $30 million, net of reinsurance and including reinstatement premiums. This was based on modelled data using industry estimates available at the time. Current industry loss estimates for Katrina are in the range of $40 billion to $60 billion. However, the complexity of the damages caused by Katrina and related issues continue to have an effect on the industry's and Alea's ability to arrive at an accurate assessment of the overall impact of Katrina.

While the Group is awaiting updated information from cedants for Hurricane Rita, its forecast, based on an industry loss estimate for Rita of $4 billion to $7 billion, is a pre-tax loss of $5 million to $10 million, net of reinsurance and including reinstatement premiums. It is too early to provide an estimate of loss

ranges for Hurricane Wilma.

Also during the quarter, the Group estimates pre-tax losses for European floods to be in the range of $10 million to $12million, net of reinsurance and including reinstatement premiums.

Alea now expects to record a net loss for the full year 2005 due to the combined effects of the catastrophe losses referred to above, the previously announced first-half reserve development and the impact of changes in Alea's financial strength rating on the level of renewals and new business opportunities.

###

For more information on Alea, see www.aleagroup.com.
For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Market Update
Released	07:01 22-Nov-05
Number	4705U

RNS Number:4705U
Alea Group Holdings(Bermuda) Ltd
22 November 2005

22 November 2005

Alea to sell the renewal rights of its US primary programme business

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd., the specialty insurer and reinsurer, today announced that it has entered into an agreement to sell the renewal rights to certain portions of its US primary programme business written by Alea Alternative Risk (AAR) to subsidiaries of AmTrust Group, a privately held, New York based insurance and financial services company.

The terms of the agreement include an initial advance payment of $12 million in cash, to be made at closing. The agreement also provides for additional cash payments of 3% of gross premiums written in the five years from closing (to be offset against the $12 million advance payment). The consideration to the Group over the five-year period is estimated in the range of $20 million to $40 million and is capped at $75 million. Certain software and other assets with value of less than $3 million will also be transferred. Proceeds will be placed on deposit until the strategic direction of the Group has been finalised. Distribution of proceeds is subject to regulatory approval.

The Group retains ownership of Alea North America Insurance Company and Alea North America Specialty Insurance Company along with their admitted and their excess and surplus licenses. It is anticipated that a substantial number of the 110 AAR employees will be offered employment by AmTrust.

"I am pleased to announce this renewal rights transaction," said Mark L. Ricciardelli, Chief Executive Officer. "I am also pleased that many members of AAR's strong management and underwriting team, led by AAR's CEO, Rob Byler will be joining AmTrust. We continue to explore all options for the Group and its remaining businesses."

For the full year 2004, the book of business, which is the subject of the transaction, generated $216.3 million in gross premiums written and underwriting profit of $11.2 million before allocation of central corporate expenses.

The sale is subject to regulatory approval. Alea will continue to manage net claims outstanding after discount of $406.9 million (as at 30 June 2005) relating to business written by AAR in the period prior to completion. The remainder of AAR's portfolio will be placed into run-off, and the Group will be aligning the remaining staff with the residual operations. The Group estimates annualized savings of approximately $6 million from the transaction and as a

result of this realignment.

AmTrust is headquartered in New York, and its operations centre is in Beachwood, Ohio, and has an A- rating from A.M. Best.

###

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Market update
Released	07:00 05-Dec-05
Number	1184V

RNS Number:1184V
Alea Group Holdings(Bermuda) Ltd
05 December 2005

5 December 2005

Alea announces second renewal rights deal and cessation of underwriting in London

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd, today announced that a subsidiary, Alea London Limited has entered into an agreement to sell the renewal rights of part of its London-based facilities insurance and reinsurance business to Canopius Holdings UK Ltd., the specialist Lloyd's underwriter.

The terms of the agreement include cash payments of 5% of gross premiums written (net of commissions) under Managing General Agent (MGA) contracts incepting between completion and December 31, 2007. This is offset against cash payments of up to $2.5 million payable January 2006 and January 2007 in each case depending on level of premium expected.

Alea estimates the combined payments over the duration of the agreement to be in the range of $8 million to $12 million. The consideration is capped at $30 million. Assets with a value of less than $200,000 will be transferred. Completion will occur today.

For the full year 2004, the book of business subject of the transaction, generated $222 million in gross premiums written and underwriting profit of $14.6 million before allocation of central corporate expenses and before the impact of aggregate excess contracts. Canopius expects to target for renewal specific MGA contracts within this portfolio reflecting business consistent with its strategy. Proceeds will be placed in low risk investments in accordance with the Group's existing investment guidelines until the strategic direction of the Group has been finalised. Future distribution of proceeds would be subject to regulatory approval.

The Board of Directors has decided to place Alea's remaining London-based operations into run-off as soon as practical. The renewal rights transaction and decision to cease underwriting was taken as a result of the inability to attract a suitable volume and quality of business stemming from rating agency downgrades in the third quarter of 2005. Discussions with potential buyers for certain remaining parts of the Group continue. As a result of this announcement Alea is entering into consultation with its 125 London-based employees regarding their contracts of employment. A consultation with employees is a statutory requirement in the UK when a company is potentially making redundancies.

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

countries. Terms and conditions, including restrictions on use and distribution apply.

File No. 82-34885

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	S&P rating action
Released	07:01 06-Dec-05
Number	1889V

RNS Number:1889V
Alea Group Holdings(Bermuda) Ltd
06 December 2005

6 December 2005

Alea Group ratings downgraded by Standard and Poor's

Continues to explore strategic options for Alea Europe
and other parts of the Group

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd, today announced that Standard and Poor's Rating Services has informed the Group that it has lowered the ratings of the companies that comprise the Alea Group to BBB as result of the sale of renewal rights by Alea London announced yesterday. The outlook on the rating is stable. Alea Europe Limited's ability to underwrite business will be impaired by Standard and Poor's action.

Following the renewal rights transactions already announced, Alea Group announces that it is in discussions with a potential purchaser of renewal rights over the majority of Alea Europe Limited. Any sale would be subject to satisfaction of conditions including receipt of required regulatory approvals. There can be no guarantee that any transaction will be concluded. A further announcement will be made in due course.

The Group continues to explore options for the remaining parts of the Group.

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or

historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Alea Europe AG Rights Deal
Released	07:01 08-Dec-05
Number	3332V

8 December 2005

Alea announces agreed heads of terms for renewal rights deal for Alea Europe

Hamilton, BERMUDA – Alea Group Holdings (Bermuda) Ltd, today announced that a subsidiary, Alea Europe AG has agreed heads of terms in relation to a proposed renewal rights sale to SCOR Group. The proposal covers Alea Europe's property and casualty treaty portfolio, which constitutes the majority of Alea Europe's business.

Under the heads of terms it is intended that SCOR will pay Alea Europe a commission equal to 9.5% of gross premiums written on renewed reinsurance business of Alea Europe incepting in 2006.

Alea and SCOR estimate that payments to Alea under the proposed sale would be in the range of $10 million to $20 million.

The transaction will be subject to conditions including execution of definitive legal documentation, approval of the Board of Directors of Alea Group and receipt of required regulatory approvals. There can be no certainty any transaction will be concluded.

Alea will provide a further announcement in due course.

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:	Keith Anderson +1 860 258 6550	**Analysts & Investors:**	Peter Brown +44 20 7621 3383
			Financial Dynamics Robert Bailhache +44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings

(Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Market Update
Released	10:45 14-Dec-05
Number	6418V

RNS Number:6418V
Alea Group Holdings(Bermuda) Ltd
14 December 2005

14 December 2005

Alea completes sale of renewal rights of its US primary programme business

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd., today announced that it has completed the previously announced sale of renewal rights to certain portions of its US primary programme business written by Alea Alternative Risk (AAR) to subsidiaries of AmTrust Group, a privately held, New York based insurance and financial services company. On completion the Group received $12 million which will be accounted for as fee income in its 2005 profit and loss account.

###

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied

by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 16-Dec-05
Number	6147V

RNS Number:6147V
Alea Group Holdings(Bermuda) Ltd
16 December 2005

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 16 December, 2005

1. Name of applicant:

ALEA GROUP HOLDINGS (BERMUDA) LTD.

2. Name of scheme

1. 2002 Stock Purchase & Option Plan
2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney
3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company

3. Period of return:

From 18 June 2005 To 16 December 2005

4. Balance under scheme from previous return:

1. 6,573,568
2. 20,223
3. 464,340

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1. 0
2. 0
3. 0

6. Number of securities issued/allotted under scheme during period:

1. 0
2. 0
3. 0

7 Balance under scheme not yet issued/allotted at end of period

1. 6,573,568
2. 20,223
3. 464,340

8. Number and class of securities originally listed and the date of admission

1. 6,573,568 admitted 22 June 2004
2. 40,446 admitted 22 June 2004
3. 464,340 admitted 5 August 2004

9. Total number of securities in issue at the end of the period

173,726,285 shares on 16 December 2005

Name of contact Nicholas R Watson

Address of contact The Corn Exchange, 55 Mark Lane
London EC3R 7NE

Telephone number of contact 020 7621 3177

Signed by ....
George P. Judd, SVP and Group Secretary for and on behalf of

Name of applicant ALEA GROUP HOLDINGS (BERMUDA) LTD.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Market Update
Released	07:00 20-Dec-05
Number	9303V

RNS Number:9303V
Alea Group Holdings(Bermuda) Ltd
20 December 2005

20 December 2005

Alea completes renewal rights deal for Alea Europe

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd, today announced that a subsidiary, Alea Europe AG, has completed the sale of the renewal rights of part of its reinsurance business to SCOR. The sale covers Alea Europe's property and casualty treaty portfolio, which constitutes the majority of Alea Europe's business.

Under the terms of the agreement SCOR will pay Alea Europe in cash a commission equal to 9.5% of gross premiums written on renewed European reinsurance business of Alea Europe incepting in 2006. Payment in respect of business incepting on January 1, 2006 renewals will be paid on February 15, 2006. Another cash payment will be made on December 31, 2006 in respect of relevant Alea Europe business incepting during the remainder of 2006 and a final reconciliation will be made in 2007. Approximately 90% of Alea Europe's business incepts on 1 January.

Alea and SCOR estimate payments to Alea under the agreement will be in the range of $10 million to $20 million. Payments are supported by a $20 million letter of credit issued on behalf of SCOR to Alea Europe. The consideration is capped at $30 million. No assets are being transferred.

For the full year 2004, the book of business subject of the transaction, generated $220 million in gross premiums written and underwriting profit of $1.9 million before allocation of central corporate expenses and before the impact of aggregate excess contracts and after reserve additions relating to prior year development of $33.2 million. Proceeds will be placed in low risk investments. The remainder of Alea Europe will be placed in to run off.

"This is the Group's third unconnected renewal rights transaction representing in aggregate over 40% of 2004 gross premiums written with a potential total consideration of between $38 million and $72 million," said Mark L. Ricciardelli, Chief Executive Officer.

Distribution of proceeds from transactions may be subject to regulatory approval.

###

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache/ Dominick Peasley
+44 20 7269 7200/ +44 207 269 7243

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Additional Listing
Released	08:00 20-Dec-05
Number	9308V

RNS Number:9308V
Alea Group Holdings(Bermuda) Ltd
20 December 2005

Alea Group Holdings (Bermuda) Ltd.
20 December 2005

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")
Block Listing

Application has today been made to the UK Listing Authority for a Block Listing of 24,272 common shares of $0.01 each in Alea Group Holdings (Bermuda) Ltd. to trade on the London Stock Exchange and to be admitted to the official list upon issue.

The Block Listing has been made in respect of 24,272 shares that fall to be issued under The Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

These shares when issued will rank pari passu in all respects with the existing issued common shares of the Company.

Enquiries :

George Judd
Alea Group Holdings (Bermuda) Ltd.
001 203 563 6050

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Price Monitoring Extension
Released	12:38 30-Dec-05
Number	3273W

RNS Number:3273W
Alea Group Holdings(Bermuda) Ltd
30 December 2005

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would re
pre-determined percentage above or below the base price. The auction call period is

For details of how base prices are set for each market, please refer to the Guide to
www.londonstockexchange.com

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Second Price Monitoring Extn
Released	12:43 30-Dec-05
Number	3293W

RNS Number:3293W
Alea Group Holdings(Bermuda) Ltd
30 December 2005

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching process w
price that is a pre-determined percentage above or below the base price. The auction
further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide to
www.londonstockexchange.com

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Market update
Released	07:00 30-Jan-06
Number	6048X

RNS Number:6048X
Alea Group Holdings(Bermuda) Ltd
30 January 2006

30 January 2006

Alea Group Announces Run-Off Strategy And Provides Estimates On 2005 Financial Performance

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd (the "Company") today announced that following the Group's transition into run-off in the fourth quarter of 2005 the Group's revised strategy will be to preserve value for shareholders through pro-active management of its insurance and reinsurance contracts.

The Group has been moved into run-off as a result of the inability to attract a suitable volume and quality of business following the rating agency downgrades in the third and fourth quarters of 2005.

The change in strategy has resulted in a number of charges against the 2005 income statement and balance sheet. The anticipated impact of these items on the 2005 financial result along with that of storms and reserve development are outlined in the table below. The Group noted that these estimated figures are preliminary and unaudited and the Group's actual audited results for the 2005 financial year may differ materially. The estimated charges are the same before and net of expected tax.

	2005 Estimates	Run-off Charges	2005 Impact Of Storm Losses	Reserve Development
Loss after tax ($m)	$200m-$240m	$95m-$105m	$108m-$125m	$95m
Loss per share ($)	$1.15c-$1.38c	$0.55c-$0.60c	$0.62c-$0.72c	$0.55c
Net book value (£pl)	145p-158p	(32p-35p)	(36p-42p)	(32p)

The full year estimate above includes the effect of the recently announced renewal rights transactions completed in the last quarter of 2005 as well as other income statement items including investment income.

Further commentary is provided below.

Reserve development

The Group experienced additional adverse reserve development in the second half

of 2005. Its preliminary review indicates a charge of at least $69 million (undiscounted2). This is in addition to the previously announced first half charge of $34.7 million, ($45.4 million undiscounted). After discount the total charge in the 2005 income statement is currently estimated to be at least $95 million, although the ultimate figure may differ materially based on the Group's completion of its analysis.

The Group is still in the process of completing its year-end reserve analysis including further review of pricing, claims and underwriting trends in recent underwriting years, calculation of the impact of quota-share arrangements, development of a final reserve number for the legacy London Imperial runoff book, further analysis of asbestos and environmental (A&E) reserves, and calculation of the discount on the resulting second half reserve development.

Excluding any additional impacts from the ongoing work, the estimated second half undiscounted charge of $69 million is $38 million for reinsurance and $31 million for insurance.

By underwriting year the presently estimated additional reserve development includes increases as follows

- Claims reserves for underwriting years 1999 and prior in the legacy Rhine Re book are increased by $18 million ($5 million for A&E claims, $13 million for non-A&E claims).
- Claims reserves for Alea Europe reinsurance are increased by $8 million across underwriting years 2000 through 2004.
- Claims reserves for London insurance and programme business are increased by $28 million affecting underwriting years 2001 through 2004 by $2 million, $7 million, $8 million and $11 million respectively.
- Claims reserves for US operations including Bermuda are increased by $11 million, approximately two thirds of this development relates to reinsurance and approximately one third to insurance.

Employees and related expenses

The number of staff employed by the Group has substantially reduced since the beginning of 2005 from approximately 400 to approximately 240 at present. This reduction was due to staff transfers of approximately 50 in connection with the renewal rights transactions and redundancies in the United States and London.

The total 2005 salary cost (excluding benefits) of the staff made redundant, transferring due to renewal rights transactions and natural staff turnover, was approximately $19 million. The redundancy costs have been included in a 2005 restructuring charge of between $40 million and $50 million, which also includes provisions for claims handling, bad debts, property and pre-paid retrocession premiums.

Management will continue to aggressively manage costs.

Other charges

The Group is anticipating writing off its $29 million deferred tax asset to reflect uncertainty over future profitability. The Group estimates the cost of its terminated capital raising plans to be approximately $8 million.

The Group will incur an approximate $20.8 million charge in the second half of 2005 as a result of the commutation of one of the Group's aggregate excess contracts. As a result of the commutation, the Group has received $8.4 million in cash and will avoid charges of $20.7 million over a four year period ending 31 December 2009. At the point of commutation the coverage provided by the

contract had been exhausted. No further payments to or from the counter-party will be made under these arrangements.

Storm losses

The Group's forecast for losses for Hurricanes Katrina and Rita, for the third quarter European floods and storms and for the first quarter Windstorm Erwin are unchanged at a combined pre-tax loss of between $93 million and $110 million net of reinsurance and including reinstatement premiums. The Group's pre-tax losses from Hurricane Wilma are expected to be less than $15 million net of reinsurance and including reinstatement premiums.

Renewal rights transactions

The Group completed three unconnected renewal rights transactions in the fourth quarter of 2005. These will be accounted for in the 2005 income statement as sales of intangible assets, with fees recorded of between $35 million and $60 million, reflecting all payments received to date as well the estimated fair value of all future payments. If actual payments received from these transactions differ from these estimates adjustments will be required to future earnings of the Group.

Transaction update

The Group is still exploring sale options for all or certain parts of the business. There can be no assurance that any transaction will be concluded (or that a transaction involving a sale of the Group would be at a premium to its current market value).

Distributions

Intra Group distributions by the Group's regulated insurance subsidiaries require regulatory approval. All Group entities are also subject to applicable legal restrictions on distributions. In addition the Company is subject to contractual restrictions on distributions to shareholders under the terms of its bank credit agreement. As at 31 December 2005, the Company had a $150 million term loan, and $50 million outstanding on its revolving credit facility. The Group also has $120 million of hybrid trust preferred securities outstanding.

The Company will not be paying a dividend for the 2005 financial year. Further, there can be no certainty as to either the value or timing of future payments to the Company's shareholders.

Bank credit agreement

If the Group's consolidated loss for the 2005 financial year is towards or above the higher end of the range estimated in this announcement the Company will be in breach of a single financial covenant in its bank credit agreement. The Company continues to service its bank debt in accordance with its terms.

The Group is in discussion with its bank lenders regarding the Group's business outlook and strategy. The Group will work closely with its bank lenders to manage the effect of any potential breach of covenant.

Conference call and webcast

Senior management will be briefing analysts today by conference call at 0900 (UK time). A live webcast of the call will be available via www.aleagroup.com.

Conference telephone number:

UK: 0845 144 0016
International: +44 (0) 1452 569 103

The Group will release its preliminary results on or about 4 April 2006.

Notes to editors:
1: At an exchange rate of £1 = $1.73.
2: There has been no change to the Group's accounting policy regarding discounting of some reserves with a mean term of greater than 4 years.

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Peter Brown
+44 20 7621 3383

Financial Dynamics: Robert Bailhache/Dominic Peasley
+44 20 7269 7200/7243

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	09:00 02-Mar-06
Number	1456Z

RNS Number:1456Z
Alea Group Holdings(Bermuda) Ltd
02 March 2006

2 March 2006

Notification of Preliminary Results Announcement

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd will announce its results for the 12 months ended 31 December 2005 on Tuesday, 4 April 2006.

There will be a live audio webcast of Alea's results presentation to analysts and investors, accessible through the Group's website www.aleagroup.com at 10.00am on Tuesday, 4 April 2006.

For further information, please contact:

Analysts & Investors:	Peter Brown +44 20 7621 3383
	Financial Dynamics Robert Bailhache +44 20 7269 7200
Media:	Sheel Sawhney +1 860 258 6524

######

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are

forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Director Resignation
Released	15:01 21-Mar-06
Number	1444A

RNS Number:1444A
Alea Group Holdings(Bermuda) Ltd
21 March 2006

21 March 2006

Notification of Resignation of Edward B. Jobe from the Board of Directors

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd announced the resignation of Edward B. Jobe from the Board of Directors, effective 20 April, 2006.

Mr Jobe has served on the Board as an independent non-Executive Director and as a member of the Audit Committee since September 2004. Mr Jobe stated that his resignation was for personal reasons. Mr Reeve, Chairman of the Board, noted that he had accepted Mr Jobe's resignation with regret, stating "we greatly appreciate Ed's services to the Group."

For further information, please contact:

Analysts & Investors:	Peter Brown +44 20 7621 3383
	Financial Dynamics Robert Bailhache/ Nick Henderson +44 20 7269 7200/7114
Media:	Sheel Sawhney +1 860 258 6524

######

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation,

statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Final Results
Released	07:01 04-Apr-06
Number	9174A

4 April 2006

Alea Group Holdings (Bermuda) Ltd

Audited results for the 12 months ended 31 December 2005

Alea announces full year 2005 results and provides an update on run-off strategy

- Gross premiums written of $997.5 million[1] (2004: $1,582.6 million), with the reduction reflecting the impact of rating agency actions and entry into run-off.
- Loss after tax in 2005 of $178.9 million (2004: $4.3 million).
- Combined ratio[2] of 126.1% (2004: 104.2%).
- Net asset value of $2.82 per share[3] (2004: $4.07).
- Basic and diluted loss per share of $1.03 (2004: $0.02).[4,5]
- Investment income of $89.1 million (2004: $68.6 million).
- Net reserve additions of $123.1 million (2004: $93.7 million).
- Total storm losses of $108.5 million (2004: $51.4 million).
- Total run-off charges of $80.4[6] million, including redundancy costs, deferred tax write-off and the cost of commuting an aggregate excess contract.
- Net gain of $61.1 million[7] recorded in respect of renewal rights transactions.
- No dividend proposed in respect of the 2005 financial year.
- 2005 performance complies with the financial covenants under the Group's bank credit agreement.

These results have been prepared on the going concern basis. The Directors believe this is the appropriate basis as set out in the going concern section of the Financial Review.

Senior management will be briefing analysts at the London Underwriting Centre, Mincing Lane, EC3R 7DD today at 10am (UK time). Dial in number (listen only): 0845 245 3471 (UK) and +44 (0) 1452 542 300 (international).

For further information please contact:

Analysts & Investors
Peter Brown: +44 20 7621 3383
Financial Dynamics (Nick Henderson): +44 20 7269 7114

Media
Sheel Sawhney: +44 20 7621 3202

Notes
1: Except where specifically indicated all statements refer to the 12 months ended 31 December 2005 or 2004.
2: Combined ratio is the aggregate of the expense and loss ratio. Expense ratio is acquisition and other operating expenses and restructuring costs less fee income as a percentage of net insurance premium revenue. The loss ratio is net insurance claims as a percentage of net insurance premium revenue.
3: £1.63 at an exchange rate of $1.73=£1.
4: Loss after tax as a percentage of weighted average equity shareholders' funds.
5: Weighted average number of ordinary shares of 173.9 million (2004: 174.6 million).
6: Includes restructuring costs of $22.4 million, write-off of an aggregate excess contract of $20.8 million, deferred tax write-off of $17.0 million, pre-paid retrocession costs of $12.7 million and costs of aborted capital raising of $7.5 million.
7: Representing the Directors' valuation at fair value of the business sold. This reflected the discounted estimated future cash flows arising from the renewal volumes of premiums written over the next five years. If actual payments differ from these estimates adjustments will be

required to future earnings. To date the Group has received $19.2 million of the estimated $61.1 million.

Summary income statement (prepared under IFRS)

	12 months ended 31 December	
	2005	**2004**
	$m	**$m**
Gross premiums written	997.5	1,582.6
Net insurance premium revenue	1,086.7	1,182.1
Fee income	3.0	4.2
Investment income	89.1	68.6
Net realised gains on financial assets	0.7	5.3
Net realised gains on sale of renewal rights	61.1	-
Total revenue	**1,240.6**	**1,260.2**
Net insurance claims	919.2	849.4
Acquisition and other operating expenses	431.2	387.1
Restructuring costs	22.4	-
Total expenses	**1,372.8**	**1,236.5**
Results of operating activities	**(132.2)**	**23.7**
Finance costs	(19.9)	(11.6)
(Loss)/profit before income tax	**(152.1)**	**12.1**
Income tax expense	(26.8)	(16.4)
Loss on operating activities after income tax	**(178.9)**	**(4.3)**

CHAIRMAN'S STATEMENT

In 2005 the Group adopted a revised strategy due to actions taken by rating agencies. The downgrades in Alea's credit and financial strength ratings from the A- level significantly impaired its ability to attract new and renewal business. As a result the Group was placed into run-off in the fourth quarter. The Board and management are focused on preservation of value with a view to returning cash to shareholders through effective run-off strategies.

Termination of capital raising plans

In the summer of 2005 the Group developed a strategy to address rating agency A.M. Best's concerns over risk-based capital adequacy. The Group's plan to raise $210 million was withdrawn after rating agency Standard and Poor's ("S&P") downgraded the Group's credit and financial strength rating from A- to BBB+ in September 2005. The downgrade reflected S&P's view that the Group had experienced continued disappointing operating performance in recent years and would not have been prevented by raising capital. Following the termination of the capital raising plans A.M. Best downgraded the Group from A- to B++.

At the lower ratings only the Group's Continental European business would have been sustainable. The Group concluded that the prospective return on this remaining business was insufficient to reward the existing capital structure or merit raising additional capital.

Status of disposal activities

In the fourth quarter of 2005 the Group completed three unrelated renewal rights transactions and recorded $61.1 million of income representing the directors' valuation at fair value of the business sold. This reflected the

discounted estimated future cash flows arising from the renewal volumes of premiums written over the next 5 years. If actual payments differ from these estimates adjustments will be required to future earnings. The Board of Directors continue to explore sale options for all or certain parts of the Group. There can be no guarantee that any transactions will take place or that a sale of the Group would be at a premium to the current market price. Consequently the Board's primary focus is on overseeing the run-off strategy.

Market environment

2005 was a challenging year for the industry and for the Group. Storms in the Gulf of Mexico and Europe produced large losses. Alea was not immune to these events. Total pre-tax storm losses in 2005 were $108.5 million.

The insurance and reinsurance market in 2005 remained relatively favourable. The relative price weakening seen in the first half of the year reversed in the aftermath of the storm activity experienced in the autumn.

Outlook

In 2006 and beyond the Group will pursue an aggressive run-off strategy.

There can be no certainty as to the timing or amounts of future distributions to shareholders. Any future distributions will be subject to execution of the commutation strategy in line with the Group's plan, appropriate regulatory approvals being obtained to fund intra-Group distributions, applicable legal restrictions, repayment of the Group's $150 million term loan and $50 million revolver and the retention of adequate capital to meet other obligations.

Dividend

The Company has not proposed a dividend for the 2005 financial year.

Employee share restrictions

Pursuant to certain contractual arrangements entered in to in connection with employee share schemes, current and former employees of the Group are generally prohibited from selling their shares in the Company for five years from purchase and thereafter only with prior board approval. The Board has considered these restrictions following the significant redundancies that have taken place over the last six months and has waived them for any person who is or becomes a former employee. The waiver will take effect upon publication of the Group's Annual Report and Accounts, which is scheduled to occur on 11 April 2006. As at 4 April 2006 former employees held approximately 1.8 million shares. The Board has also waived these requirements for current employees and with effect from the publication of the Group's 2006 Interim Results current employees will be able to sell their shares without prior Board approval for limited periods following publication of the Group's interim and full year results subject to certain conditions and all applicable legal and regulatory restrictions. As at 4 April 2006 current employees hold approximately 1.2 million shares.

Board changes

In March 2005 Kirk H. Lusk became acting Group Chief Financial Officer upon the departure of Amanda J. Atkins, who resigned from her post and as an executive Director. Mr Lusk was subsequently appointed Group Chief Financial Officer in the third quarter of 2005. On 20 March 2006 Edward B. Jobe gave notice of resignation from the Board of Directors for personal reasons. Mr Jobe's resignation will be effective from 20 April 2006. The Board greatly appreciates Mr Jobe's services to the Group.

Finally, I wish to thank my fellow Directors, management and staff for their commitment and effort during a difficult year. I believe Alea is now positioned to pursue an effective run-off strategy with the objective of returning cash to shareholders at the earliest opportunity.

John Reeve
Chairman
3 April 2006

CHIEF EXECUTIVE OFFICER'S REPORT

In the fourth quarter of 2005 the Group's strategy was realigned to a run-off model. As a result conventional insurance and reinsurance relationships no longer apply. Processes and operations have been reorganised to support run-off. As part of the transition the Group has:

- Completed three renewal rights transactions;
- Reduced headcount from 409 when it entered run-off in the fourth quarter to 229 at present;
- Created a new functional operating culture;
- Established a global claims and commutations team focused on aggressive management of claims;
- Implemented an approval structure for commutations based on settlement value;
- Launched an aggressive audit and inspection plan involving review down to the contract level;
- Designed new incentivisation plans with remuneration linked to delivery against run-off metrics; and
- Introduced a rigorous and centralised expense management regime with increased restriction over approval and authorisation of payments.

Strategy

The Group's strategy is to preserve net assets through effective management of run-off activities while managing spending to ensure expenses are less than or equal to investment income.

Run-off strategy

The run-off of an insurance or reinsurance company involves settling all outstanding claims and liabilities, and, subject to regulatory approval, distributing residual capital and earnings to shareholders.

The success of run-off is tied to the Group's ability to embed and execute the commutation process quickly. In this regard, the Group has identified certain cedants for review. The Group's commutation strategy is to reduce volatility and to pursue proactive claims management techniques.

The Group's direct insurance portfolio inherently has less potential for early termination. The Group has developed a number of strategies targeted at improving the expected performance of this portfolio. These include, but are not limited to, increased audit and inspection activity, more proactive management of case diaries, and a proactive settlement approach. The Group's objective for this portfolio is also to reduce volatility and to pursue proactive claims management techniques.

Management is focusing on a number of key metrics to monitor the success of run-off, including:

- Reduction in claim reserves ahead of original anticipated settlement profile;
- Reduction in collateral posted to counter parties;
- Reduction in volatility in reserves;
- Increase in operating income;
- Expenses compared to forecast; and
- Increase in net asset value.

Performance against these metrics will be assessed on a quarterly basis, with significant variances reported to senior management.

To assist in this process the Group has retained Mark Cloutier as a consultant with responsibility for claims management and executing the commutation strategy. Mark has successfully managed a number of run-off operations, most recently, Mark led the successful run-off of Overseas Partners Re which returned in excess of one billion dollars to shareholders.

Key staff across the Group have received retention packages designed to ensure they remain with the Group. These are being complimented by a revised incentivisation programme linking individual remuneration to capital preservation and run-off execution.

Expense strategy

The Group's strategy is to reduce annual expenses (including finance costs) to less than or equal to investment income for the 2007 financial year. This is before reserve movements and gains or losses on commutations. The Group has reduced headcount from 409 when it entered run-off in the fourth quarter of 2005 to 229 at present. The Group has also subleased some of its vacant space in the US and European offices and continues to explore other expense reduction options.

The Group anticipates headcount at the end of 2006 will be less than 200 and will further reduce in line with reserves and invested assets. In 2006, the Group is implementing initiatives to reduce the cost of IT, travel and other redundant business development expenditure. It expects personnel costs to account for approximately 44% of 2006 expenses with finance costs representing 19%, legal and professional fees 7%, IT 5%, subscriptions and charges 5%, depreciation 5%, premises 4% and other expenses 11%.

In addition all claim and expense payments have been centralised and processes tightened. For example, significant claim payments must be approved by the Group Head of Claims, expenses require Group CFO approval and all headcount additions or consultancy must by authorised by the Group CEO.

Capital structure

As at 31 December 2005 the Group had net assets before deduction of the term loan, revolving loan and hybrid trust preferred securities of $807.1 million (2004: $1,012.9 million). After deducting these borrowings the Group's net assets reduced to $490.4 million (2004: $716.5 million). Of the $807.1 million, $279.8 million (2004: $504.1 million) is held by Alea Bermuda, $275.6 million (2004: $261.6 million) is held by Alea US and $212.3 million (2004: $180.1 million) is held by Alea Europe. The remaining $39.4 million (2004: $67.1 million) includes amounts held by holding companies and non-insurance subsidiaries. Alea London is wholly owned by Alea Bermuda and has $84.9 million (2004: $184.5 million) of operating equity and shareholders' equity interests.

As at 31 December 2005 the Group's holding company had in place a $150 million unsecured bank term loan and $50 million credit revolver. Under the terms of the Group's bank credit agreement these fall due for repayment in September 2007. Before the Group's credit rating downgrade in September 2005 the Group paid interest of LIBOR plus 90 basis points on these borrowings. Following downgrade the margin increased to 120 basis points. The term loan and revolver rank equally as unsecured obligations of the holding company.

In December 2004 and January 2005, the Group issued a total of $120 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remains at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

The 2005 performance is in compliance with the financial covenants under the Group's bank credit agreement. The Group is in an ongoing dialogue with its lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise.

As the Group's debt is borrowed by the Group holding company the ability to repay and service the borrowing is dependent upon its regulated insurance subsidiaries obtaining regulatory approval to fund intra-Group distributions. The Group has presented preliminary run-off plans to regulators in each relevant territory and expects to maintain continuous and open dialogue with them. To achieve approval of distributions, each individual statutory entity is required to meet certain minimum hurdles, for example with respect to risk based

capitalisation. Regulatory approval is also subject to qualitative factors and is ultimately at the discretion of the regulator. All Group entities are also subject to applicable legal restrictions on distributions.

There can be no certainty as to the timing or amounts of future distributions to shareholders. Any future distributions will be subject to execution of the commutation strategy in-line with the Group's plan, appropriate regulatory approvals being obtained to fund intra-Group distributions, applicable legal restrictions, repayment of the Group's $150 million term loan and $50 million revolver and the retention of adequate capital to meet other obligations.

Financial performance

The transition to run-off has necessitated a number of charges against the 2005 income statement. After adding these run-off charges of $80.4 million to storm losses of $108.5 million and additions to reserves of $123.1 million the Group's 2005 financial performance was significantly impacted.

The Group's 2005 loss after tax was $178.9 million, and loss per share was $1.03. This resulted in net assets per share as at 31 December 2005 of $2.82 (£1.63 at an exchange rate of $1.73 = £1). These results are better than the Group's previously announced expected performance of a loss after tax of between $200 million and $240 million, loss per share of between $1.15 and $1.38 and net book value per share of between £1.45 and £1.58.

The run-off charges taken reflect the Group's revised strategy and expected future performance. They include a restructuring charge of $22.4 million, which primarily relates to current and expected redundancy costs, a loss of $20.8 million on commutation of an aggregate excess reinsurance contract and write-off of deferred tax of $17.0 million.

The Group also experienced some reserve additions in 2005 with a second half charge of $88.4 million in addition to the $34.7 million recorded in the first half. These charges reflect adverse reserve development to insurance and reinsurance business in the US, Europe and London.

Outlook

Alea began 2005 as a conventional insurance and reinsurance Group. As we enter 2006 Alea's focus is to continue the successful transition to a business model designed to preserve value and execute run-off. I believe we have the strategic plan, technical and managerial talent, and processes to preserve value and return cash to our shareholders.

Mark L. Ricciardelli
Chief Executive Officer
3 April 2006

FINANCIAL REVIEW

The 2005 income statement was affected by a number of factors. These are summarised below:

	12 months ended 31 December 2005	
	Loss/gain items $'million	**Net assets per share $**
Reserve additions		
European casualty reinsurance	(49.8)	(0.29)
US casualty reinsurance	(42.4)	(0.24)
Other	(30.9)	(0.18)
Total reserve additions	**(123.1)**	**(0.71)**
Storm activity:		
Hurricane Katrina	(59.5)	(0.35)

Windstorm Erwin	(19.7)	(0.11)
Hurricane Wilma	(12.4)	(0.07)
European storms and floods	(9.4)	(0.05)
Hurricane Rita	(7.5)	(0.04)
Total storm activity	**(108.5)**	**(0.62)**
Run-off charges		
Restructuring costs	(22.4)	(0.13)
Aggregate excess contract commutation	(20.8)	(0.12)
Deferred tax written-off	(17.0)	(0.10)
Pre-paid retrocession premiums	(12.7)	(0.07)
Terminated capital raise	(7.5)	(0.04)
Total run-off charges	**(80.4)**	**(0.46)**
Net realised gain on sale of renewal rights	**61.1**	**0.35**
Total	**(250.9)**	**(1.44)**

Going concern

The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt to total capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 31 December 2005 on the basis of the Group's balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern. In particular:

- the fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;
- the level of insurance reserves recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and
- the availability to the Company of funds to repay the loans depends on the successful execution of the Group's run-off strategy and its insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Preliminary run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On the basis of the above, the Directors believe that the Company will be able to repay, renew or renegoitiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

Reserves and claims

2005 Catastrophe activity

2005 was a challenging year for the industry and the Group. Storms in the Gulf of Mexico and Europe produced record losses for the industry. Alea was not immune to these events. Total pre-tax storm losses in 2005 were $108.5 million (2004: $51.4 million). The split of losses, which are shown net of reinsurance and include reinstatement premiums are shown in the above table.

Reserves

Total gross reserves before discount and claims handling provisions at 31 December 2005 were $2,531.9 million, an increase of 16% over 31 December 2004 ($2,189.2 million). On a net basis after reinsurance and discount, this reduces to $1,429.4 million, an increase of 28% (2004: $1,114.7 million). This is analysed below:

	12 months ended 31 December	
	2005	2004
	$'million	$'million
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	2,531.9	2,189.2
Discount	(133.4)	(140.5)
Claims handling provisions	30.4	21.2
Total	**2,428.9**	**2,069.9**
Reinsurance		
Provision for claims outstanding, reported and not reported	1,016.3	999.2
Discount	(16.8)	(44.0)
Total reinsurers' share of claims outstanding	**999.5**	**955.2**
Claims outstanding, net of reinsurance		
Before discount	1,546.1	1,211.2
Discount	(116.7)	(96.5)
Claims outstanding net of reinsurance	**1,429.4**	**1,114.7**

The following table presents the Group's booked gross loss and loss expense reserves before claims handling provision as at 31 December 2005 by class of business.

$'million	General liability	Motor	Workers' Comp.	Professional	Property	MAT	Total
1999 and prior	115	57	38	2	35	101	348
2000	41	16	14	27	12	25	135
2001	40	17	22	24	7	15	125
2002	44	36	11	58	11	7	167
2003	54	63	8	45	14	5	189
2004	74	85	14	72	41	1	287
2005	25	81	4	32	206	2	350
Reinsurance reserves	**393**	**355**	**111**	**260**	**326**	**156**	**1,601**
Insurance reserves	**269**	**92**	**234**	**40**	**44**	**-**	**679**
Total reserves	**662**	**447**	**345**	**300**	**370**	**156**	**2,280**

The table excludes $252 million of gross reserves which are primarily structured settlements relating to the former Canadian branch.

The following table analyses Alea's gross reserves between incurred but not reported (IBNR) and case at 31 December 2005. The insurance and reinsurance splits are in-line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case	35%	49%	45%
IBNR	65%	51%	55%

Total	100%	100%	100%

Adverse development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

In 2005 the Group's adverse development was due to the following principal factors:

- Actual loss emergence during 2005 was higher than expected, especially for reinsurance reserves in 2002 and prior underwriting years.
- The Group's claims and underwriting audits of ceding companies, continued to conclude that ceding company case reserve adequacy had been relatively weaker for underwriting years 2002 and prior.
- The Group selectively reassessed underwriting and pricing analysis for recent underwriting years (2003 and 2004).

In the 12 months ended 31 December 2005 the Group increased its reserve estimates for prior years by $123.1 million (2004: $93.7 million). Before discount, the increase was $129.2 million (2004: $112.1 million). Of the $129.2 million:

- $36.2 million resulted from the legacy portfolios in Europe (Rhine Re) and London (Imperial Re) of which approximately $9 million related to asbestos and environmental liability. The Group has exhausted the limits of the aggregate excess stop loss reinsurance purchased to provide adverse reserve development protection on these portfolios.
- $79.2 million resulted from the underwriting years of 2000 through 2002 for which the industry has experienced continued adverse development (including some of the Group's ceding companies).
- $11.9 million resulted from a re-assessment of underwriting and pricing assumptions for underwriting years 2003 and 2004, focusing on programmes and ceding companies which experienced higher than expected reported claims.
- $1.9 million related to other factors.

The six major reinsurance accounts which contributed over 50% of adverse development in 2004 and the first half of 2005 did not show further significant adverse development in the second half of 2005.

88% of the 2005 reserve additions relate to the Group's reinsurance portfolio. Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in reinsurance operations.

The following table presents the adverse prior year loss development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the 12 months ended 31 December 2005 for each of the underwriting years indicated.

Increase in claims outstanding net of reinsurance $'million	12 months ended 31 December 2005			
	Pre-discount			Post discount
	Insurance	Reinsurance	Total	Total
Underwriting years 1999 and prior	0.0	38.1	38.1	36.7
Underwriting year 2000	0.2	26.1	26.3	35.5
Underwriting year 2001	3.0	23.3	26.3	21.5
Underwriting year 2002	6.9	19.8	26.7	17.6
Underwriting year 2003	1.3	2.9	4.2	4.2
Underwriting year 2004	3.7	3.9	7.6	7.6

Total	15.1	114.1	129.2	123.1

Loss reserve discount

The table above also presents the aggregate prior year development for unpaid loss and loss expense reserves net of reinsurance in 2005 after application of the discount.

Under existing UK GAAP as permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which is not exceeding that expected to be earned by assets covering the provisions. As at 31 December 2005 25% of the Group's gross reserves were discounted at a rate of 4.5%. The remaining reserves were not discounted. The application of the discount reduced the 2005 net total prior year development by $6.1 million.

As at 31 December 2005 the Group's total net discount was $116.7 million. This is expected to reduce towards zero over the next five to ten years. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement.

Reserves additions analysed by class

The following table presents the 2005 loss development by major product line for both insurance and reinsurance, before reinsurance protection and discount:

Line of business	Insurance	Reinsurance
Professional lines	(20%)	22%
General liability including credit	141%	29%
Workers' compensation	12%	17%
Marine, aviation and transport	0%	22%
Motor	(22%)	8%
Property	(11%)	2%
Total	**100%**	**100%**

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2005 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows aggregate ULR for Alea Europe.

Underwriting year	US casualty proportional %	US casualty non-proportional %	Europe %
1995	-	-	65.9%
1996	-	-	74.4%
1997	-	-	91.7%
1998	-	-	107.7%
1999	161.3%	125.7%	136.2%
2000	117.7%	175.5%	96.8%
2001	81.0%	114.0%	81.4%
2002	70.4%	94.0%	74.5%
2003	63.7%	65.8%	53.7%
2004	60.2%	69.3%	56.2%
2005	61.4%	68.7%	73.6%

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written ('GPW') in 2005 reduced by 37% to $997.5 million (2004: $1,582.6 million). In 2004, GPW through Bristol West, (a large motor reinsurance contract) was $149.4 million. Unearned premiums of $56.5 million relating to this contract were carried forward into 2005. However, as the contract was commuted with effect from 1 January 2005, these premiums have been recorded as a reduction to GPW in the 2005 income statement with no adjustment to net insurance premium revenue.

Excluding Bristol West from both 2004 and 2005 the Group's GPW in 2005 was 26% lower at $1,054.0 million compared to the $1,433.2 million recorded in 2004. This underlying reduction reflected a significant tailing-off of business in the second half of 2005 due to concerns from brokers and cedants as a result of rating agency actions. GPW in the second half of 2005 was $142.2 million compared to $589.4 million in the second half of 2004.

Net insurance premium revenue reduced by 8% to $1,086.7 million in 2005 (2004: $1,182.1 million). The lower reduction compared to GPW reflects the earning patterns of the Group and consequently the impact of relative premium growth in 2004 and the first part of 2005 (after adjusting for Bristol West) and, to a lesser extent, 2003.

Premiums written generally take three years to earn through the income statement. These patterns differ by business class and operational unit. Overall, they approximate to 40% in the first year, 55% in the second and 5% in the third. As at 31 December 2005, the Group had net unearned premiums of $385.5 million.

The Group has assessed its 31 December 2005 deferred acquisition cost asset (DAC) of $107.0 million (2004: $198.1 million) as fully recoverable and as a result has not recorded any DAC write-offs in its 2005 income statement.

Except where required by law the Group intends to write no new or renewal business in 2006.

Fee income

Fee income in 2005 was $3.0 million, (2004: $4.2 million). Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in 2005 was $89.1 million, 30% ($20.5 million) higher than the $68.6 million recorded in 2004. The growth recorded reflects a 3.8% investment income in 2005 on average invested assets of $2,375 million compared to a 3.5% investment income in 2004 on average invested assets of $1,951 million.

Net realised gains on financial assets were $0.7 million in 2005 compared to $5.3 million in 2004.

Net realised gains on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These have been accounted for as net realised gains on sale of renewal rights of $61.1 million, which is marginally ahead of the Group's earlier estimate of between $35 million and $60 million, and represents the directors' valuation at fair value of the business sold. This reflects the discounted estimated future cash flows arising from the renewal volumes of premiums written over the next five years. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. If actual payments differ from these estimates adjustments will be required to future earnings.

The table below summarises each transaction:

Transaction	Completion date	2005 income ($'million)
London/Canopius	5 Dec 2005	8.0
AAR/AmTrust	14 Dec 2005	47.0
Europe/SCOR	19 Dec 2005	6.1

Total	61.1

To date the Group has received $19.2 million of the estimated $61.1 million.

Combined ratio

The combined ratio for 2005 is 126.1% (2004: 104.2%). The ratio is the aggregate of the expense and loss ratio. The expense ratio is acquisition and other operating expenses and restructuring costs less fee income as a percentage of net insurance premium revenue. The loss ratio is insurance claims net of reinsurance as a percentage of net insurance premium revenue. The 21.9 percentage point negative movement consists of a 12.7 percentage point negative movement in the loss ratio to 84.6% and a 9.2 percentage point negative movement in the expense ratio to 41.5%.

Insurance claims and loss adjustment expenses

The loss ratio of 84.6% is 12.7 percentage points worse than the 71.9% recorded in 2004. This reflects the combined impact of storm activity, run-off charges and adverse reserve development. Catastrophe activity and adverse reserve development is noted above.

The 2005 loss ratio includes a $20.8 million charge as a result of the commutation of the Inter-Ocean aggregate excess contract. As a result of the commutation the Group received $8.4 million in cash. At the point of commutation the coverage provided by the contract had been exhausted. No further payments to, or from, Inter-Ocean will be made under these arrangements.

In addition the Group wrote off $12.7 million relating to pre-paid retrocession premiums.

Expenses

The Group's expense ratio increased by 9.2 percentage points to 41.5% reflecting a 4.4 percentage point increase in the acquisition expense ratio and a 2.7 percentage point increase in the other operating expense ratio. Restructuring costs of $22.4 million added 2.1 percentage points to the expense ratio.

The increase in the acquisition ratio reflects that the rate of reduction in net insurance premium revenue in the second half of the year exceeded the rate at which the Group's fixed acquisition costs (i.e. non-commission costs such as underwriters' salaries) reduced.

Similarly the increase in the Group's other operating expense ratio reflects a lower rate of reduction in fixed costs compared to net insurance premium revenue in the second half of the year.

The cost of the Group's terminated capital raising plans was $7.5 million.

Restructuring costs

Restructuring costs in 2005 were $22.4 million. The number of staff employed by the Group has reduced from 409 when the Group entered run-off in the fourth quarter to 229 at present. The Group anticipates headcount at the end of 2006 will be less than 200 and will further reduce in line with reserves and invested assets.

Total paid and provided for redundancy costs in 2005 were $19.5 million. The restructuring provision also includes $2.9 million of other costs relating to the impairment of property and licenses.

Results of operating activities

In 2005, results of operating activities were a loss of $132.2 million compared to a profit of $23.7 million in the same period in 2004 reflecting the above.

Finance costs

Finance costs include investment expenses and debt interest. In 2005 total finance costs were $19.9 million, compared to $11.6 million recorded in the same period in 2004. The majority of the increase reflects the cost of servicing the $120 million hybrid trust preferred securities which were issued in December 2004 and January 2005.

Loss before income tax

Loss before income tax was $152.1 million in 2005 compared to a profit of $12.1 million in 2004. This reduction reflects the change in the results of operating activities noted above.

Income tax expense

The income tax charge in 2005 was $26.8 million, compared to $16.4 million in the same period in 2004. The 2005 charge includes a $17.0 million write-off of the Group's deferred tax assets to reflect uncertainty over future profitability.

Loss on operating activities after income tax

Loss on operating activities after income tax in 2005 was $178.9 million, compared to a loss of $4.3 million in 2004.

Loss per share

Basic and fully diluted operating loss per share for 2005 was $1.03 per share (2004: $0.02).

Dividend

The Company will not be paying a dividend for the 2005 financial year.

Balance sheet

Total assets

Total assets as at 31 December 2005 decreased by 5% to $4,185 million from $4,400 million at 31 December 2004.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2005 were $490.4 million (2004: $716.5 million). Net assets per share were $2.82 (2004: $4.07). At an exchange rate of $1.73= £1, net assets per share were £1.63.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may in the future invest in other asset classes on a modest basis as part of a continuing conservative investment strategy.

At 31 December 2005, the value of available for sale investments was $2,206 million, compared to $2,015 million at 31 December 2004. The increase primarily reflects net cash from operating activities of $111.2 million.

Of total invested assets $2,149 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $57 million include predominantly mutual funds invested in fixed income securities.

Asset class	31 December 2005	31 December 2004
US government	25%	27%
US mortgage	24%	18%
EU and Switzerland government and corporate	16%	16%
US corporate	11%	11%
Asset backed securities	6%	6%
US municipalities	3%	10%
Canadian government and provinces	2%	3%
Cash and other	13%	9%
Total	**100%**	**100%**

At 31 December 2005, the Group's investment portfolio had an average duration of 2.9 years (2004: 3.1 years).

In 2005 the Group achieved a total gross return on the investment portfolio of 2.7% (2004: 3.6%). The investment return comprised 3.8% investment income (2004: 3.9%), 0.0% realised gains (2004: 0.1%) and 1.1% unrealised losses (2004: 0.4%) on average invested assets of $2,375 million (2004: $1,951 million).

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at the end of 2005 the pledges covered assets of $384.9 million (2004: $247.6 million). In addition $102.5 million (2004: $53.9 million) is held as statutory deposits for local regulators and a further $775.9 million (2004: $872.6 million) is held in trust for the benefit of North American policy holders including $301.5 million (2004: $432.1 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 31 December 2005 the Group held Société d'Investissement à Capital Variable ('SICAV') of $51.4 million (2004: $45.8 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately five and a half years.

Reinsurance recoverables

Reinsurance recoverables are analysed between two large aggregate excess contracts with Overseas Partners ('OPL') and Max Re respectively and other smaller reinsurance contracts. The Group commuted its aggregate excess contract with Inter-Ocean Ltd in the fourth quarter of 2005. Details of the impact of the commutation on the 2005 income statement are noted above.

Aggregate excess contracts

OPL contract

The OPL contract is an adverse development reinsurance agreement between Alea London Limited and Overseas Partners Limited dated 31 December 1999 that provides cover of up to $85 million for business incepting on, or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million.

Max Re contract

The Max Re contract is an excess of loss agreement effective 1 January 2001 between Max Re and Alea Europe

Ltd, Alea London Limited, Alea North America Insurance Company, Alea (Bermuda) Ltd and the Company that provides cover in respect of the period from 1 January 2001 through 31 December 2003 for worldwide business written during the period (with certain exceptions) equal to $1,727 million of insurance premium revenue with a limit equal to the lesser of 16.5% of total net insurance premium revenue over the period or $285 million, with the cover subject to agreed loss attachment points.

The table below shows certain amounts recoverable and collateral deposits under each of these agreements at 31 December 2005.

2005 $'million	Amount recoverable	Discount	Net amount	Collateral
OPL contract	63.6	0.0	63.6	47.4
Max Re contract	279.7	(11.3)	268.4	279.7

The OPL contract is collateralised through deposits received. The deposits increase each year through the allocation of interest charged on the collateral. The overall value of the reinsurance recovery under the contract is reassessed each year and any adjustments made are processed through the income statement as increases or reductions to the change in reinsurers' share of provision for claims.

The Max Re contract is collateralised through trust funds and letters of credit which do not appear on the Group's balance sheet but which provide security for the amounts due to the Group by that company. The trust funds are held in AA rated securities. In addition all unearned premiums paid by the Group to Max Re are also collateralised through trust funds.

Other reinsurance recoverables

Excluding the above contracts, the reinsurers' share of claims outstanding in respect of the other reinsurance contracts at 31 December 2005 was $667.5 million (2004: $526.4 million). The Group holds a doubtful debt provision of $10.2 million (2004: $7.6 million). In addition the Group holds offsetting balances of $185.0 million (2004: $136.7 million) made up of collateral provided by the reinsurer or amounts payable to the same reinsurer, leaving total net balances due of $479.0 million at 31 December 2005 (2004: $382.1 million).

As of 31 December 2005, 96% (2004: 97%) of the net balances due are in respect of entities rated A and above, of which 8% (2004: 4%) is with AAA rated entities, 64% (2004: 72%) is in respect of AA rated entities and 24% (2004: 21%) is in respect of A rated entities. The 10 largest reinsurers had net amounts due ranging from $12.5 million to $113.1 million and were all rated at A or above. The three largest recoveries are all against AA rated Canadian life insurance companies with recoverables between $50.9 million and $113.1 million.

Reinsurers rated BBB or lower have increased from 3% to 4% for the twelve month period to 31 December 2005. Provisions for doubtful debts are made where the Group considers that full recoveries against BBB and lower reinsurers may not be made.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

The Group had a $200 million term loan outstanding and an unused $50 million revolver facility with a syndicate of banks in place at 1 January 2005. In February 2005, the Group's $200 million term loan was reduced by $50 million, with the reduction funded from the Group's $50 million unused revolver. At year end 2005, the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility.

The Group's bank facilities are subject to restrictive covenants including tangible minimum net equity, debt-to-

capitalisation ratio limitations, limitations on granting of liens, payments of dividends, other disposition of assets, increased indebtedness and distribution of assets.

Liquidity and cash flow

Cash inflows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash flow from operating activities was $111.2 million (2004: $423.7 million). The reduction on prior year includes a $78.7 million outflow in the first quarter of 2005 relating to the commutation of the Bristol West contract.

The net decrease in cash was $74.4 million (2004 increase of $28.4 million). This is after net cash used in investing activities of $175.3 million (2004: $498.8 million) and net cash used in financing activities of negative $10.2 million (2004: net cash inflow of $103.4 million). As a result the Group's cash and bank overdraft at the end of 2005 was $117.0 million (2004: $193.6 million).

Intra-group arrangements

The Group manages a number of different intra-group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota shares primarily with Alea Bermuda. For 2002 to 2005 underwriting years the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there is a 35% quota share arrangement from Alea London to Alea Europe. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. For 2002 to 2005 underwriting years, there is an intra-group aggregate excess of loss contract from Alea Europe to Alea Bermuda.

Credit ratings

On 8 September 2005 Standard and Poor's ("S&P") lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB+ from A-. The downgrade followed the publication of the Group's interim results on 31 August 2005 which did not meet S&P's expectations. On 5 December 2005, S&P lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB from BBB+. The downgrade followed the placement of Alea London into run-off following sale of renewal rights to Canopius announced on the same day. On 14 February 2006 S&P affirmed the Group's credit rating at BBB (stable outlook). At the same time the ratings were withdrawn at management's request.

On 23 September 2005 A.M. Best lowered the Group's financial strength rating from A- to B++ due to concerns over the Group's risk adjusted capitalisation. On 30 January 2006 A.M. Best downgraded the Group's financial strength rating to B from B++ and the issuer credit rating to BB from BBB due to the Group's entry into run-off and expected poor operational performance. At the same time the ratings were withdrawn at management's request.

Kirk Lusk

Group Chief Financial Officer

3 April 2006

For more information on Alea, see www.aleagroup.com.

Forward looking statements

Certain statements made in this presentation that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "targets," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the group's financial position, business strategy, plans, objectives and targets of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of the presentation or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

ALEA GROUP ANNUAL REPORT 2005
Year ended 31 December 2005

Consolidated income statement

	Notes	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Gross Premiums Written		**997'528**	1'582'640
Revenue			
Premium revenue		**1'347'768**	1'468'593
Premium ceded to reinsurers		**(261'026)**	(286'484)
Net insurance premium revenue		**1'086'742**	1'182'109
Fee income		**3'006**	4'203
Investment income		**89'138**	68'583
Net realised gains on financial assets		**672**	5'349
Net realised gains on sale of renewal rights	5	**61'079**	-
Total revenue		**1'240'637**	1'260'244

Expenses			
Insurance claims and loss adjustment expenses		**1'146'589**	1'024'158
Insurance claims and loss adjustment expenses recovered from reinsurers		**(227'320)**	(174'762)
Net insurance claims		**919'269**	849'396
Acquisition costs		**335'788**	315'124
Other operating expenses		**95'435**	71'980
Restructuring costs	6	**22'354**	-
Total expenses		**1'372'846**	1'236'500
Results of operating activities		**(132'209)**	23'744
Finance costs		**(19'892)**	(11'690)
(Loss)/profit before income tax		**(152'101)**	12'054
Income tax expense		**(26'827)**	(16'396)
Loss for the year		**(178'928)**	(4'342)

Earnings per share for loss attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	**(1.03)**	(0.02)
Diluted ($)	**(1.03)**	(0.02)

Consolidated balance sheet

	Notes	As at 31 December 2005 $'000	As at 31 December 2004 $'000
ASSETS			
Property, plant and equipment		**9'908**	13'603
Intangible assets		**8'479**	9'778
Deferred acquisition costs		**107'000**	198'059
Financial assets			
Equity securities			
- available for sale		**161**	947
Debt securities			
- available for sale		**2'205'532**	2'014'802
Loans and receivables including insurance receivables		**678'158**	893'384
Deferred tax assets		**997**	28'760
Reinsurance contracts	7	**1'057'639**	1'046'990
Cash and cash equivalents		**116'962**	193'628
Total assets		**4'184'836**	4'399'951
LIABILITIES			
Insurance contracts	7	**2'872'456**	2'878'778
Borrowings	8	**316'631**	296'391
Derivative financial instruments		-	97
Provisions		**17'562**	-
Other liabilities and charges		**37'145**	31'139
Trade and other payables		**447'648**	472'415
Deferred tax liabilities		**1'878**	-
Current income tax liabilities		**1'087**	4'621
Total liabilities		**3'694'407**	3'683'441

	Note		
Net assets		**490'429**	716'510
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	9	**1'737**	1'744
Other reserves	9	**692'831**	732'142
Retained loss	9	**(204'139)**	(17'376)
Total equity		**490'429**	716'510

Approved by the Board of Directors on 3 April 2006 and signed on its behalf by:
Kirk Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Year ended 31 December 2005 $'000	Year ended 31 December 2004 $'000
Cash generated from operations	**114'453**	430'880
Income tax paid	**(3'271)**	(7'191)
Net cash from operating activities	**111'182**	423'689
Cash flows from investing activities		
Purchase of property, plant and equipment	**(6'656)**	(7'226)
Proceeds on sale of property, plant and equipment	**2'343**	20
Cash payments to acquire equity and debt securities	**(2'612'771)**	(2'866'464)
Cash receipts from sales of equity or debt securities	**2'351'715**	2'310'191
Net amounts outstanding for securities	**(2'087)**	1'687
Cash receipts from income from interest and dividends	**92'123**	63'030

Net cash used in investing activities	**(175'333)**	(498'762)
Cash flows from financing activities		
Repurchases of ordinary shares	**(2'135)**	(1'534)
Proceeds from issuance of trust preferred securities	**20'000**	100'000
Proceeds from borrowings	-	200'000
Repayments of borrowings	-	(180'788)
Dividends paid to Company's shareholders	**(12'203)**	(5'237)
Capital raising fees	**240**	(3'873)
Interest paid on borrowings	**(16'103)**	(5'127)
Net cash used in financing activities	**(10'201)**	103'441
Net (decrease)/increase in cash and bank overdrafts	**(74'352)**	28'368
Cash and bank overdrafts at beginning of year	**193'628**	159'735
Exchange (losses)/gains on cash and bank overdrafts	**(2'314)**	5'525
Cash and bank overdrafts at end of year	**116'962**	193'628

Consolidated statement of recognised income and expense

	Year ended **31 December 2005** **$'000**	Year ended **31 December 2004** **$'000**
(Loss)/profit on revaluation of available-for-sale investments	**(20'519)**	9'257
Exchange differences on translation of foreign operations	**(4'934)**	4'654
Tax on items taken directly into equity	**(2'120)**	1'484
Net (loss)/profit recognised directly into equity	**(27'573)**	15'395

Transfers

Transfers to profit and loss on sale of available-for-sale

investments	**(6'074)**	(13'823)
Tax on items transferred from equity	**669**	2'331
Total transfers net of tax	**(5'405)**	(11'492)
Loss for the year	**(178'928)**	(4'342)
Total recognised profit and expense for the period	**(211'906)**	(439)

NOTES TO THE FINANCIAL STATEMENTS

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (collectively the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through five principal operating segments representing London market business, North American alternative risk, North American reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it considers it appropriate to continue to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the related notes 1 to 9 in accordance with International Financial Reporting Standards ("IFRS") and Article 4 of the EU International Accounting Standards ("IAS") Regulation. Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority (FSA), have been prepared on the basis of IFRS recognition and measurement principles which are applicable at year end 2005.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying

values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business

Going concern basis

The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalization ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 31 December 2005 on the basis of the Group's balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern. In particular:

- the fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights (see note 5) depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;

- the level of insurance reserves (see note 4 and 7) recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and

- the availability to the Company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Preliminary run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On this basis, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore that it is appropriate to continue to prepare these financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the year ending 31 December 2005. A summary of the principal accounting policies is provided in Note 3.

3 Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by all Group entities.

First time adoption of IFRS

The Group's financial statements for the year ended 31 December 2005 will be the first annual financial statements that comply with IFRS.

The Group has applied IFRS 1, First Time Adoption of International Financial Reporting Standards, in preparing these consolidated annual financial statements. The Group's transition date is 1 January 2004 and as such an opening IFRS balance sheet has been prepared at that date. Consequently, 2004 comparative information has been restated under these new accounting standards. The Group has accordingly restated its previously reported 2004 consolidated results and financial position which were prepared under UK GAAP.

In order to make the transition to IFRS easier, IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated annual financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group is permitted to continue with its existing GAAP in relation to accounting for insurance contracts.

However, IFRS 4 does prohibit the recognition as a liability of provisions for future claims that are not in existence at the reporting date such as the Claims Equalisation Provision established by Alea's UK operating company in accordance with UK Company Law, but considers such segregated amounts to be appropriately classified as a non-distributable reserve within equity.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations

For business combinations before 1 January 2004 the Group has elected not to apply the provisions of IFRS 3, 'Business Combinations' retrospectively. Accordingly no adjustments have been made for historic business combinations.

Cumulative translation differences exemption

Cumulative translation differences of foreign operations have not been restated on an IFRS basis. These are deemed to be zero at the date of transition.

Share-based payment plans

The provisions of IFRS 2 have not been applied to options and awards granted on or before 7 November 2002 and those granted after 7 November 2002 which had not vested by 1 January 2005.

Designation of financial assets and financial liabilities exemption

The Group reclassified various securities as available for sale investments with fair value movements recognised in equity.

The Group has applied the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognised before 1 January 2004 are not recognised under IFRS.

Hedge accounting exception

Management has claimed hedge accounting from 1 January 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39.

Estimates exception

Estimates under IFRS at 1 January are consistent with estimates made for the same date under UK GAAP.

Basis of consolidation

These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

(b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	31 Dec 2005 Average	31 Dec 2005 Closing	31 Dec 2004 Average	31 Dec 2004 Closing
British Pound	0.5500	0.5788	0.5472	0.5191
Euro	0.8022	0.8420	0.8032	0.7337
Swiss franc	1.2418	1.3105	1.2404	1.1316

Insurance contracts

The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the

contract.

Those contacts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue

For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance

The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Deferred acquisition costs ("DAC")

Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses

Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal

and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are made on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5%.

Liability adequacy test ("LAT")

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income

Investment income includes dividends, rent and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income

Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

(a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

(b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment

Property, plant and equipment comprises items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets

Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments – Financial Instruments

The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

(a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or

that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

(c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

The Group has not designated any investments to be held to maturity or to be valued at fair value through income.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognising of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded into equity until such time that the financial asset is derecognised.

In the Company's accounts, investments in Group subsidiaries are stated at net asset value (equity method) with any movement taken to the Company's revaluation reserve.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Income tax expense represents the sum of the tax payable in the period and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

(a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments

The International Accounting Standards Board (IASB) issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

4 Analysis of risk

Risk Management Framework

As a global run-off insurance and reinsurance operation, the Group is exposed to various types of risk.

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk. The Company's Audit Committee, on behalf of the Board, assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

The risks that the Group faces include, but are not limited to:

Insurance risk – risk associated with the uncertainty over the likelihood of an insured event occurring, the quantum of the claim, or the time when claims payments will fall due.

Investment and credit risk – risk associated with the Group's reinsurance arrangements, investment portfolio, and other counter party credit risk.

Financial risk – risk associated with possible future change in one or more of a specified interest rate, financial instrument price, foreign exchange rate or other variable.

Insurance risk

Underwriting risk

When it was underwriting insurance business, the Group managed the transfer of insurance risk from its cedants in a number of ways. Underwriting guidelines governed the products it was willing to sell and the geographical location in which the risk was located. Before risk was accepted, its impact upon the overall risk profile of the insurance portfolio was assessed. Underwriting controls included the establishment of limits on underwriting authority and the monitoring of exposure by industry, geographical region and class of business.

The Group used a variety of reserving and modelling methods to determine the levels of insurance risk accepted. The modelling techniques employed helped the Group to monitor, estimate and control its exposure to natural and man-made catastrophes. Diversification was sought through the range of products sold and geographical locations in which business was written.

The Group Underwriting Committee monitored emerging issues that affected its exposure to insurance risk such as new areas of liability and the impact of major losses.

The main lines of business which the Group wrote are as follows:

	2005 in % of GPW	2004 in % of GPW
• Casualty	**69.7**	73.0
• Property	**27.4**	25.3
• Marine, Aviation & Transport	**0.4**	0.4
• Other	**2.5**	1.3
	100.0	100.0

The Group attempted to diversify risk by writing business in different geographical areas, as detailed in the following table which analyses gross premium written by location of insured:

	2005 in % of GPW	2004 in % of GPW
• Europe	**28.2**	18.7
• Africa	**0.2**	0.1
• Near & Middle East	**0.5**	0.5
• Far East	**0.6**	0.6

• Australia & Oceania	**0.3**	0.4
• North America	**69.0**	78.3
• South America	**1.2**	1.4
	100.0	100.0

Sources of uncertainty in the estimation of future claim payments

The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of IBNR is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all affecting the claims amounts, and by the practical limits to information flows from insured parties, which restriction hampers the estimation of the claim amounts.

For casualty risks, for example, claims may not be apparent to the insured until many years have passed after the event that gave rise to the claims. The Group's casualty business is typically written on an occurrence basis, meaning that the Group is liable for all insured events that occurred during the term of contract, even if the loss is discovered after the end of the contract term. Liability claims are therefore notified and settled over a long period of time. As a result, for casualty business, a large element of the claims provision relates to IBNR and will typically display greater variations between initial estimates and final outcomes because of the greater degree of difficulty of estimating these liabilities.

For property business, the greatest uncertainty arises from catastrophe events, where a single event affects a large number of contracts. In such cases the Group estimates the IBNR using an exposure methodology, assessing each programme written by the Group to determine the expected claims in respect of that event.

For property business other than catastrophe, and for casualty business, the IBNR is typically based on a combination of loss-ratio-based estimates and claims-experience-based estimates, with greater weight given to actual claims experience as time passes. The initial loss-ratio estimate is an important assumption in the estimation technique and is based on a number of factors including previous years' experience, premium rate changes, market experience and historical claims inflation.

Where possible, the Group adopts multiple techniques to estimate the required level of provisions. This provides a greater understanding of the trends inherent in the experience being projected.

The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

The amount of casualty claims is particularly sensitive to the level of court awards and to the development of legal precedent on matters of contract and tort. Casualty contracts are also subject to the emergence of new types of latent claims, but no allowance is included for this at the balance sheet date.

The following table presents the Group's booked gross loss and loss expense reserves before claims

handling provision as at 31 December 2005 by class of business.

$'million	General liability	Motor	Workers' Comp.	Professional	Property	MAT	Total
1999 and prior	115	57	38	2	35	101	348
2000	41	16	14	27	12	25	135
2001	40	17	22	24	7	15	125
2002	44	36	11	58	11	7	167
2003	54	63	8	45	14	5	189
2004	74	85	14	72	41	1	287
2005	25	81	4	32	206	2	350
Reinsurance reserves	**393**	**355**	**111**	**260**	**326**	**156**	**1,601**
Insurance reserves	**269**	**92**	**234**	**40**	**44**	**-**	**679**
Total reserves	**662**	**447**	**345**	**300**	**370**	**156**	**2,280**

The table excludes $252 million of gross reserves which are primarily structured settlements relating to the former Canadian branch.

The following table analyses Alea's gross reserves between incurred but not reported (IBNR) and case at 31 December 2005. The insurance and reinsurance splits are in-line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case	35%	49%	45%
IBNR	65%	51%	55%
Total	**100%**	**100%**	**100%**

Adverse development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

In 2005 the Group's adverse development was due the following principal factors, including:

- Actual loss emergence during 2005 was higher than expected, especially for reinsurance reserves in 2002 and prior underwriting years.
- The Group's claims and underwriting audits of ceding companies continued to conclude that ceding company case reserve adequacy had been relatively weaker in recent years.
- The Group selectively reassessed underwriting and pricing analysis for recent underwriting years (2003 and 2004).

In the 12 months ended 31 December 2005 the Group increased its reserve estimates for prior years by $123.1 million (2004: $93.7 million). Before discount, the increase was $129.2 million (2004: $112.1 million). Of this amount, $48.9 million (2004: $35.7 million) related to European reinsurance underwritten in 2000 and prior underwriting years, of which approximately $9 million related to asbestos and environmental liability, $44.3 million (2004: $51.4 million) related to US casualty reinsurance underwritten during 1999 through 2002, $30.0 million related to London insurance and reinsurance (2004: $27.3 million) with the remaining $6.0 million (2004: release of $2.3 million) relating to other areas. The six major reinsurance accounts which contributed over 50% of adverse development in 2004 and the first half of 2005 did not show further significant adverse development in the second half of 2005.

88% of the 2005 reserve additions relate to the Group's reinsurance portfolio. Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in reinsurance operations.

The following table presents the adverse prior year loss development of the Group's claims outstanding and claims handling expense reserves net of reinsurance and before discount for the 12 months ended 31 December 2005 for each of the underwriting years indicated.

Increase in claims outstanding net of reinsurance $'million	**12 months ended 31 December 2005**			
		Pre-discount		**Post discount**
	Insurance	**Reinsurance**	**Total**	**Total**
Underwriting years 1999 and prior	0.0	38.1	38.1	36.7
Underwriting year 2000	0.2	26.1	26.3	35.5
Underwriting year 2001	3.0	23.3	26.3	21.5
Underwriting year 2002	6.9	19.8	26.7	17.6
Underwriting year 2003	1.3	2.9	4.2	4.2
Underwriting year 2004	3.7	3.9	7.6	7.6
Total	**15.1**	**114.1**	**129.2**	**123.1**

Loss reserve discount

The table above also presents the aggregate prior year development for unpaid loss and loss expense reserves net of reinsurance in 2005, before and after application of the discount.

IFRS 4 permits the use of UK GAAP and accordingly categories of claims provision where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which is not exceeding that expected to be earned by assets covering the provisions. As at 31 December 2005 25% of the Group's gross reserves were discounted at a rate of 4.5%. The remaining reserves were not discounted. The application of the discount reduced the 2005 net total prior year development by $6.1 million.

As at 31 December 2005 the Group's total net discount was $116.7 million. This is expected to reduce to zero over the next five to ten years. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement.

Reserves additions analysed by class

The following table presents the 2005 loss development by major product line for both insurance and reinsurance, before reinsurance protection and discount:

Line of business	**Insurance**	**Reinsurance**
Professional lines	(20%)	22%
General liability including credit	141%	29%
Workers' compensation	12%	17%
Marine, aviation and transport	0%	22%
Motor	(22%)	8%
Property	(11%)	2%
Total	**100%**	**100%**

Historical ultimate loss ratios ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross

ultimate premiums. It excludes expenses. The table below shows the ULR as of 31 December 2005 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty reinsurance ULR shown in the table below is the aggregate ULR for Alea North America, Alea London and Alea Bermuda. The table also shows aggregate ULR for Alea Europe.

Underwriting year	**US casualty proportional** %	**US casualty non-proportional** %	**Europe** %
1995	-	-	65.9%
1996	-	-	74.4%
1997	-	-	91.7%
1998	-	-	107.7%
1999	161.3%	125.7%	136.2%
2000	117.7%	175.5%	96.8%
2001	81.0%	114.0%	81.4%
2002	70.4%	94.0%	74.5%
2003	63.7%	65.8%	53.7%
2004	60.2%	69.3%	56.2%
2005	61.4%	68.7%	73.6%

Note 6 presents the development of the estimate of ultimate claim cost for policies underwritten in a given year. This gives an indication of the accuracy of the Group's estimation technique for claims payments.

If the gross claims reserve carried in the balance sheet moved by 1% the impact on the income statement would be a change in profit before tax of $25.3 million on an undiscounted basis.

Investment and credit risk

Investment risk

The Group's investment strategy is based on a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets of $2,206 million as at 31 December 2005, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $61.4 million unrealised loss/profit respectively.

The Group uses external investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

Of total invested assets $2,149 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $57 million include deposits with credit institutions and mutual funds invested in fixed income securities.

Asset class	31 December 2005 in %	31 December 2004 in %
US government	**25**	27
US mortgage	**24**	18
EU and Switzerland government and corporate	**16**	16
US corporate	**11**	11
US municipalities	**3**	10
Asset backed securities	**6**	6
Canadian government and provinces	**2**	3
Cash and other	**13**	9
	100	100

Financial and insurance liabilities risk

The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business.

The Group discount rate used is based on the relevant average investment return of the last five years. A reduction of 0.1% would reduce the net discount in the balance sheet approximately by $2.6 million.

As the Group does not invest in equities, it is not subject to the risks associated with a decline in stock markets.

The Group has $120 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points.

The three year bank term loan of $150 million and the $50 million revolving loan currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea.

Credit risk

Reinsurance is used to manage the Group's catastrophe exposure and mitigating insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

In designing the reinsurance programme the Group takes account of the risk assessment, the financial strength of reinsurance counter parties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

When underwriting, the Group purchases retrocessional reinsurance to improve the extent to which it can manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

The Group selects its reinsurers and retrocessionaires based on price and credit quality and monitors them closely over time. It also seeks to diversify its business among reinsurers and retrocessionaires and requires collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party are an effective method for mitigating credit risk.

The Group requires that all reinsurers and retrocessionaires have a minimum credit rating of A-, unless high quality collateral is provided.

The following table shows the reinsurance assets carried on the balance sheet net of collateral, split by the credit rating of the counter party group to which each reinsurer or retrocessionaire belongs and excludes the aggregate stop loss policies purchased by the Group:.

Credit Rating of reinsurance counter party	**Reinsurance assets as at 31 December 2005**	Reinsurance assets as at 31 December 2004
	in %	in %
AAA	**8**	4
AA	**64**	72
A	**24**	21
BBB	**1**	1
BB	**-**	-
B	**-**	-
Unrated	**3**	2
Total	**100**	100

The aggregate stop loss policies purchased by the Group are collateralised as follows:

2005 $'million	**Amount recoverable**	**Discount**	**Net amount**	**Collateral**
OPL contract	63.6	0.0	63.6	47.4
Max Re contract	279.7	(11.3)	268.4	279.7

Additionally, the Group is subject to credit risk in respect of third party entities in which the Group holds debt securities issued by those companies. As a consequence of the established investment policies and in order to mitigate investment risk, all of the Group's fixed income portfolio was rated A or better and 95.8% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2004 or 2005. The following table illustrates the split of total debt securities by rating of investee.

Credit Rating of investee	**Debt security investment as at 31 December 2005**	Debt security investment as at 31 December 2004
	in %	in %
AAA / US Government or equivalent	**85.0**	86.8
AA	**10.8**	11.8
A	**4.2**	1.4
Total	**100.0**	100.0

At 31 December 2005, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $45.4 million in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target.The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2005, the Group's investment portfolio had an effective duration of 2.9 years (31 December 2004: 3.1 years). The Group has shortened duration targets on its investment portfolios to ensure that

sufficient liquidity will be available to execute the commutation strategy. Portfolio duration has been shortened by a further 0.25 year subsequent to year end to reflect the greater uncertainty now inherent in the duration of its liabilities with this commutation strategy.

Financial risk

The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. The Group is also exposed to risk as a result of changes in foreign currency and interest rates. Another significant risk relates to the liquidity of the Group.

Asset and liability mismatch risk

In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk

The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars.

As at 31 December 2005 the Group estimates that its net exposure to US Dollars equals 96% of shareholders' funds. Net exposure to Canadian dollars is estimated at 4.5% of shareholder funds and net exposure to Euro, Scandinavian currencies and Swiss Franc grouped together equals 2.6% of shareholders' funds. These currencies are grouped together for currency management purposes due to the high level of correlation they have historically experienced relative to each other in comparison to their much lower correlation with the US Dollar. All other net currency exposures lie within a range of -1% to +1% of shareholders' funds. A positive percentage arises when assets exceed liabilities denominated in that currency while a negative percentage arises when liabilities exceed assets.

Liquidity risk

Liquidity risk is the potential that obligations cannot be met as they become due as a consequence of not being able to readily realise assets to meet these obligations.

As at 31 December 2005, the Group's holding company had in place a $150.0 million bank term loan and $50.0 million credit revolver. Under the terms of the Group's bank credit agreement these fall due for repayment in September 2007. Before the Group's credit rating downgrade in September 2005 the Group paid interest of LIBOR plus 90 basis points on these borrowings. Following downgrade the margin increased by 30 basis points to 120 basis points. The term loan and revolver rank equally. Loans and facilities have a number of conditions. The key ones are referred to in Note 2.

In December 2004 and January 2005, the Group issued a total of $120.0 million of hybrid trust preferred securities. These securities were issued through trusts established by Alea Holdings US Company a subsidiary of the Group holding company. The margin on these securities was unaffected by the credit rating downgrades and remain at LIBOR plus 285 basis points. The securities have a fixed maturity of 30 years, are callable after five years, and allow for a deferral of quarterly coupons for up to five years.

5 Net realised gains on sale of renewal rights

The above-mentioned three renewal rights transactions which took place in 2005 are detailed below.

The gains were calculated as the the fair value of consideration receivable ($61.1 million). The Group received payments to date of $19.2 million. The remaining balance of $41.9 million is part of the accrued income balance. The non-current portion of the receivable is $37.0 million.

These amounts represent the directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. In estimating the future receipts from which the fair value gain has been derived, the directors have taken into consideration factors such as prior premium production levels and growth rates of business sold, external projections and have made certain assumptions about levels of program transfer and renewal probabilities of future premiums.

The key data is:

	Alea North America	Alea London	Alea Europe
2005 Premium of business sold ($ millions)	405	167	252
Estimated premium ($ millions) to be received during contract period	1,698	160	74
Contract Period (Years)	5	2	1
Best estimate of receipts ($ millions)	47	8	6
Contractual maximum sales proceeds ($ millions)	75	30	30

Impact on fair value reported if production premium:

	Alea North America	Alea London	Alea Europe
Increased by 10% ($ millions)	52	9	7
Decreased by 10% ($ millions)	42	7	5

6 Restructuring costs

In 2005, the Group had announced that it would run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Wilton and Rocky Hill. A restructuring provision has been established for employees in London, Basel and Zug. This provision includes estimated expenses for future redundancy payments for employees which cannot be redeployed in the new structure. The provision also contains estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision has been established based on the run-off plan. Other costs are included in the claims handling provisions.

Year ended 31 December 2005	**Alea UK**	**Alea US**	**Alea Europe**	**Total**
	$'000	**$'000**	**$'000**	**$'000**

Impairment loss recognised in respect of property, plant and equipment	69	1'049	527	1'645
Impairment loss recognised in respect of licences	366	933	-	1'299
Redundancy costs incurred	-	1'157	-	1'157
Estimated restructuring costs (1)	6'032	4'769	7'452	18'253
Total restructuring costs	**6'467**	**7'908**	**7'979**	**22'354**

(1) The estimated restructuring costs can be further analysed as follows:

	Alea UK	Alea US	Alea Europe	Total
	$'000	$'000	$'000	$'000
Redundancy provision	3'322	0	6'988	10'310
Onerous contracts	2'710	4'769	464	7'943
Estimated restructuring costs	**6'032**	**4'769**	**7'452**	**18'253**

The key assumptions are derived from the following variables:

	Alea UK	Alea US	Alea Europe	Total
	Number	Number	Number	Number
Reduction in headcount based on run-off plan	48	-	35	83
Reduction in headcount as part of contractual agreements with regards to sale of renewal rights	7	41	7	55
Reduction in headcount based on realigned structure already implemented at year-end	-	57	-	57
Total headcount reduction	**55**	**98**	**42**	**195**

The redundancy provision and the provision for onerous contracts are purely derived from the headcount reductions listed above. There is very limited uncertainty with regards to the redundancy provision. One third of the provision has already been paid in the first quarter of 2006.

7 Insurance and reinsurance contracts

Insurance contracts are comprised of the following:

	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Gross claims outstanding		
Provision for claims outstanding, reported and not reported	**2'531'928**	2'189'243

Discount	(133'443)	(140'534)
	2'398'485	2'048'709
Claims handling provisions	30'372	21'162
Total gross claims outstanding	2'428'857	2'069'871
Provision for unearned premiums on insurance contracts	443'599	808'907
Total insurance contracts	2'872'456	2'878'778
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	343'312	465'722
Discount	(11'308)	(36'985)
Net aggregate excess reinsurance	332'004	428'737
Other reinsurance		
Provision for claims outstanding, reported and not reported	672'952	533'506
Discount	(5'455)	(7'062)
Net other reinsurance	667'497	526'444
Total reinsurance		
Provision for claims outstanding, reported and not reported	1'016'264	999'228
Discount	(16'763)	(44'047)
Total reinsurers' share of claims outstanding	999'501	955'181
Provision for unearned premiums on reinsurance contracts	58'138	91'809
Total reinsurance contracts	1'057'639	1'046'990
Claims outstanding, net of reinsurance		
Before discount	1'546'036	1'211'177
Discount	(116'679)	(96'487)
Claims outstanding net of reinsurance	1'429'357	1'114'690

Security held for aggregate excess reinsurance	As at **31 December 2005 $'000**	As at **31 December 2004 $'000**
Deposits received from reinsurers	47'445	123'743
Trust fund and LOC collateral available against aggregate excess contracts	279'704	277'297
Total collateral available against aggregate excess reinsurance recoverable	327'149	401'040
Collateral held in respect of unearned premiums	13	2'713
Total collateral held	327'162	403'753

Basis for establishing provision for claims outstanding

Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates was completed quarterly and was reviewed by the Group's management.

Underwriting year table

	1999 and prior	2000	2001	2002	2003	2004
	$'000	$'000	$'000	$'000	$'000	$'000
Gross						
Estimate of cumulative claims:						
At end of underwriting year	3,022,313	367,605	386,762	590,359	821,724	1,092
One year later	4,564,137	452,324	396,996	612,137	816,546	**990**
Two years later	4,710,816	485,269	417,049	611,228	**794,346**	
Three years later	4,755,187	507,747	441,839	**654,210**		
Four years later	4,828,948	539,694	**440,855**			
Five years later	4,874,927	**550,212**				
Six years later	**4,883,595**					
Estimate of cumulative claims as at 31 December 2005	**4,883,595**	**550,212**	**440,855**	**654,210**	**794,346**	**990**
Cumulative						

payments at 31 December 2005	(4,545,416)	(417,489)	(312,647)	(398,137)	(385,911)	(337,
	338,179	**132,723**	**128,208**	**256,073**	**408,435**	**653**
Unearned element of reserves at 31 December 2005	(6)	(57)	(60)	(1,154)	(546)	(53,
Earned non-life reserves before effect of discounting as at 31 December 2005	**338,173**	**132,666**	**128,148**	**254,919**	**407,889**	**599**
Life and finite reserves as at 31 December 2005 Claims handling provisions as at 31 December 2005						
Present value of reserves before discount recognised in the balance sheet as at 31 December 2005						

Underwriting year table (continued)

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000
Reinsurance recoverable					
Estimate of cumulative claims:					
At end of underwriting year	557,558	87,617	140,151	176,731	165,184
One year later	1,544,260	163,700	173,153	196,084	184,701
Two years later	1,662,449	156,068	177,605	211,944	**190,173**
Three years later	1,646,776	149,374	152,152	**212,974**	
Four years later	1,660,199	136,623	**146,574**		
Five years later	1,684,626	**130,220**			
Six years later	**1,667,762**				
Estimate of cumulative recoveries at 31 December 2005	**1,667,762**	**130,220**	**146,574**	**212,974**	**190,173**
Cumulative recoveries received at 31 December 2005	(1,512,951)	(105,032)	(54,721)	(53,527)	(42,035)
	154,811	**25,188**	**91,853**	**159,447**	**148,138**
Unearned element of reinsurance recoverable at 31 December 2005	-	-	-	-	(216)
Earned net non-life reinsurance recoverable before effect of discounting as at 31 December 2005	**154,811**	**25,188**	**91,853**	**159,447**	**147,922**
Life and finite reinsurance recoverable as at 31 December 2005					
Present value of reinsurance recoverable					

before discount recognised in the balance sheet as at 31 December 2005

Underwriting year table (continued)

	1999 and prior $'000	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000
Net						
Estimate of cumulative claims:						
At end of underwriting year	2,464,755	279,988	246,611	413,628	656,540	915,30[illegible]
One year later	3,019,877	288,624	223,843	416,053	631,845	**844,46[illegible]**
Two years later	3,048,367	329,201	239,444	399,284	**604,173**	
Three years later	3,108,411	358,373	289,687	**441,236**		
Four years later	3,168,749	403,071	**294,281**			
Five years later	3,190,301	**419,992**				
Six years later	**3,215,833**					
Estimate of net cumulative claims at 31 December 2005	**3,215,833**	**419,992**	**294,281**	**441,236**	**604,173**	**844,46[illegible]**
Net cumulative payments at 31 December 2005	(3,032,465)	(312,457)	(257,926)	(344,610)	(343,876)	(274,312
	183,368	**107,535**	**36,355**	**96,626**	**260,297**	**570,15[illegible]**
Unearned element of reserves at 31 December 2005	(6)	(57)	(60)	(1,154)	(330)	(48,173
Earned net non-life reserves before effect of discounting as at 31 December 2005	**183,362**	**107,478**	**36,295**	**95,472**	**259,967**	**521,98[illegible]**
Net life and finite reserves as at 31 December 2005						
Claims handling provisions as at 31 December 2005						
Present value of net reserves before discount recognised in the balance sheet as at 31 December 2005						

(1) In June 2000 the Group added a UK insurance and reinsurance license through the acquisition of The Imperial Fire And Marine Company Ltd. ('Imperial') (now called Alea London Ltd.). In acquiring this entity, the Group assumed insurance and reinsurance liabilities relating to 1999 and prior underwriting years written by Imperial. This explains the significant increase in cumulative claims in respect of 1999 and prior underwriting years that occurs in the table above between 31 December 1999 and 31 December 2000. The increase in gross cumulative claims in respect of 1999 and prior as a result of the acquisition was $1,620.2 million and the increase in ceded cumulative claims was $897.7 million.

(2) The underwriting year development table above includes all cumulative claims in respect of underwriting years 1987 to 2005. It also includes 1986 and prior underwriting year claims paid in calendar years 1999 to 2005, and the reserves in respect of 1986 and prior at each balance sheet date from 1999 to 2005.

(3) The insurance and reinsurance claims outstanding carried in the balance sheet of the Group include gross and ceded amounts in respect of Canadian structured settlement life business. The gross and ceded amounts match exactly, to leave no net liability. As these balances relate to life business they are excluded from the underwriting year development table. Consequently, in order to achieve reconciliation to the balance sheet gross and ceded claims outstanding, they are added back in the table above. The amount as at 31 December 2005 was $234.8 million.

8 Borrowings

The borrowings are repayable as follows:	As at 31 December 2005 $'000	As at 31 December 2004 $'000
On demand or within one year	-	-
In the second year	**200'000**	-
In the third to fifth years inclusive	-	200'000
After five years	**120'000**	100'000
	320'000	300'000
Less: Capitalised debt raising expenses	**(3'369)**	(3'609)
Amount due for settlement after 12 months	**316'631**	296'391

Debt raising expenses are capitalised and are amortised over the period of the loan. Capital assets relating to the previous loan arrangements of $ 2.1 million have been written off in 2004.

Analysis of borrowings:	As at 31 December 2005 $'000	As at 31 December 2004 $'000
Amounts owed to credit institutions	**200'000**	200'000
Trust preferred securities	**120'000**	100'000
Total borrowings	**320'000**	300'000

All borrowings are recorded at fair value.

Amounts owed to credit institutions

The three-year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses. The revolver facility was unutilised during 2004.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalization ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets.

Trust preferred securities

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

9 Consolidated statement of changes in equity

	Attributable to equity holders of the Company							
	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation reserve (1) $'000	Hedging and translation reserves (2) $'000	Retained earnings $'000	Share based payment reserve $'000	disti re
As at 1 January 2005	1'744	631'439	75'381	12'502	7'629	(17'376)	823	
Repurchase of shares	(7)	(2'128)						
Loss of the period						(178'928)		
Revaluation on available for sale investments - gross				(26'593)				
Revaluation on available for sale investments - tax				1'420				
Movement in share based payment reserve							163	
Transfer from non-distributable reserve -						6'240		(6

gross								
Transfer to non-distributable reserve - tax						(1'872)		
Translation losses – gross					(4'934)			
Translation losses – tax					(2'871)			
Dividend paid						(12'203)		
As at 31 December 2005	**1'737**	**629'311**	**75'381**	**(12'671)**	**(176)**	**(204'139)**	**986**	

	Attributable to equity holders of the Company							
	Share capital $'000	**Share Premium $'000**	**Capital Reserve $'000**	**Revaluation reserve (1) $'000**	**Hedging and translation reserves (2) $'000**	**Retained earnings $'000**	**Share based payment reserve $'000**	**dist re**
As at 1 January 2004	1'747	633'053	75'644	16'227	-	(8'247)	88	
Repurchase and sales of shares	(3)	(1'614)						
Profit of the period						(4'342)		
Revaluation on available for sale investments - gross				(4'565)				
Revaluation on available for sale investments - tax				840				
Capital raising expenses			(263)					
Movement in share based payment reserve							735	
Transfer to non-distributable reserve - gross						617		
Transfer non-distributable reserve – tax						(167)		
Translation losses – gross					4'654	-		

Translation losses – tax					2'975	-	
Dividend paid						(5'237)	
As at 31 December 2004	**1'744**	**631'439**	**75'381**	**12'502**	**7'629**	**(17'376)**	**823**

(1) The revaluation reserve is a component of shareholders equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared to the amortised cost of the assets are posted to this reserve.

(2) Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

(3) The non-distributable reserve represents a statutory reserve established by Alea London Ltd. in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A of the Companies Act.

Financial information and posting of accounts

The financial information set out above does not constitute the Company's statutory accounts from the years ended 31 December 2004 or 2005, but is derived from those accounts. The auditors have reported on the accounts for the year ended 31 December 2005; their opinion was unqualified but does contain an emphasis of matter relating to the use of the going concern basis of preparation.

Neither an audit nor a review provides assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom and Bermuda governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

END

File No. 82-34885

Regulatory Announcement

Go to market news section



Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	14:36 11-Apr-06
Number	3761B

RNS Number:
Alea Group Holdings (Bermuda) Ltd.
11 April 2006

Alea Group Holdings (Bermuda) Ltd. 2005 Annual Report and Accounts.

The Company's Annual Report and Accounts are now available at the Company's website: www.aleagroup.com

A copy of the document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. 020 7066 1000

The printed copies of the Annual Report and Accounts are expected to be mailed to shareholders on 25 April 2006.

END

Close

INFORMATION REQUIRED TO BE MADE PUBLIC ON AN ON-GOING BASIS

(2)

The following is a list which the Company agrees pursuant to Rule 12g3-2(b)(1)(ii) under the Exchange Act to furnish to the SEC on an on-going basis promptly after such information is made or required to be made public. If the information that the Company makes or is required to be made public, files or distributes shall change from that listed below, the Company will promptly following the end of the fiscal year in which such changes have occurred furnish the SEC with a revised list reflecting such changes.

The following information is required to be (i) made public pursuant to the laws of Bermuda; (ii) filed with the UKLA or the LSE (and is made public thereby); or (iii) distributed to holders of the Company's securities.

References to a Regulatory Information Service refer to the definition in the UKLA Listing Rules. The definition comprises any of the following company news services:

- Business Wire Regulatory Disclosure provided by Business Wire;
- FirstSight provided by Romeike
- Announce provided by Hugin ASA
- News Release Express provided by CCNMatthews UK Limited
- PR Newswire Disclosure provided by PR Newswire; and
- RNS provided by the London Stock Exchange.

Type of Information or Report	Required Date of Release	Source of Requirement
1. Memorandum of Association.	Filed with the Bermuda Registrar of Companies ("Registrar of Companies") on incorporation.	Bermuda Companies Act 1981 ("Companies Act 1981").
2. Amendments to Memorandum of Association.	To the Registrar of Companies: (i) within 30 days if no application is made to the Court within 21 days of the passing of the resolution approving the amendment; or (ii) within 21 days of the passing of the resolution with affidavit sworn by at least two directors stating that the Company does not know of any person who could make an application to the Court.	Companies Act 1981.
3. Memorandum of Association and Bye-laws (including alterations to Memorandum or Bye-laws).	To shareholders on request.	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
4. Directors' Report, Auditors' Report and Annual Accounts.	To a Regulatory Information Service as soon as possible after they have been approved and, in any event, within 6 months of the Company's fiscal year end.	UKLA Listing Rules.
	Financial statements, or optionally when the shares of a Company are listed on an appointed exchange, summarized financial statements and auditors' report must be provided to persons entitled to receive notice of general meetings, not less than 5 days before the date of the meeting at which those documents will be considered.	[Companies Act 1981]
	A copy of the summarized financial statements must be available at the Company's registered office.	Companies Act 1981.
	Distribution of financial statements and audit report can be waived if all shareholders and directors agree.	
5. Preliminary Announcement of Results and Dividends for the Company's fiscal year-end.	Notification to a Regulatory Information Service as soon as possible after Board of Directors approval; in the case of preliminary statement of results within 120 days of end of period to which the statement relates.	UKLA Listing Rules.
6. Half Yearly Report.	To a Regulatory Information Service as soon as possible after Board of Directors approval and within 90 days of the end of the period to which the statement relates and also either to shareholders or by way of advertisement in a national newspaper within 90 days of the end of the period to which the statement relates.	UKLA Listing Rules.
7. Notices of general meetings and proxy forms.	To shareholders entitled to attend and vote.	UKLA Listing Rules.
	Notices of meetings must be sent to shareholders 5 days in advance of the meeting.	Companies Act 1981.
8. Notices and circulars giving information on the allocation and	To the shareholders.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
payment of dividends and interest; the issue of new securities, including arrangements for the allotment, subscription, renunciation, conversion or exchange of the securities; and the redemption or repayment of the securities.		
9. All resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting.	To the UKLA and a Regulatory Information Service as soon as possible after the relevant meeting.	UKLA Listing Rules.
10. Alteration of authorized share capital (or share premium).	A memorandum of increase must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of any increase in the authorized share capital. A notice of reduction must be published in an appointed newspaper not more than 30 days and not less than 15 days before the effective date of any reduction in the share capital. Such notice, and other prescribed documents, must be filed with the Bermuda Registrar of Companies within 30 days of the effective date of reduction. A memorandum must be filed with the Registrar of Companies within 30 days of any change in the currency denomination of the share capital or a cancellation of unissued shares.	Companies Act 1981.
11. Board resolution allotting securities or authorizing the issue of securities to be admitted to trading on the LSE; or If the resolution is not available, written confirmation from the Company that the securities have been allotted.	To the LSE no later than 12:00 at least two business days prior to the day on which the Company is requesting the LSE to consider the application for admission to trading. To the LSE no later than 7:30 am on the day that admission is expected to become effective.	LSE Admission and Disclosure Standards.
12. Notice of change to the board, including the appointment, removal, retirement or resignation of a director or any change to any important	To a Regulatory Information Service as soon as possible and no later than the end of the business day after the decision or receipt of notice about the	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
functions or executive responsibilities of a director.	change by the Company. Register of Directors and Officers (contains only Chairman and Deputy Chairman and Secretary) must be made available for public inspection at the Company's registered office and changes to the register must be made within 14 days of the date of such change.	 Companies Act 1981.
13. Notification of relevant details of any new director of the Company, including details of all directorships held by such director in any other publicly quoted company at any time in the previous five years.	To a Regulatory Information Service as soon as possible following the decision to appoint the relevant director and in any event within 5 business days of the decision	UKLA Listing Rules.
14. Notification of any changes in information required to be notified in accordance with paragraph 13 above in respect of any current director.	To a Regulatory Information Service as soon as possible	UKLA Listing Rules
15. Notification of a disposal of shares under an exemption allowed in lock-up arrangements disclosed in accordance with the Prospectus Rules.	To a Regulatory Information Service as soon as possible	UKLA Listing Rules
16. Notification of details of any variation in lock-up arrangements previously disclosed.	To a Regulatory Information Service as soon as possible	UKLA Listing Rules
17. Notice of change of registered office.	To the Registrar of Companies on occurrence. Change effective upon notice being registered by the Registrar of Companies.	Companies Act 1981.
18. Change in the Company's name.	To a Regulatory Information Service as soon as possible after the change takes effect, stating the date on which it has taken effect and inform the FSA in writing. Notice of change of name must be provided to shareholders to convene a special general meeting to approve the name change and a certified copy of the resolution approving the name	UKLA Listing Rules. Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	change must be filed with the Registrar of Companies.	
19. Prospectus (public offering of shares).	Prior to offering shares to the public (unless exempted), a copy of a prospectus must be filed with the Registrar of Companies, at or prior to the time of the prospectus or as soon as reasonably practicable thereafter. If there is a continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	Companies Act 1981.
20. Notice of change of location of Register of Members.	To the Registrar of Companies. Change is effective after giving written notice to the Registrar.	Companies Act 1981.
21. Register of Members.	Must be made available for public inspection at the Company's registered office.	Companies Act 1981.
22. Closure of the Register of Members of the Company.	Advertised prior to closure of share register (not to exceed in the whole 30 days in a year).	Companies Act 1981.
23. Notification of change of accounting reference date.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
24. General disclosures: Any inside information which directly concerns the issuer, which is information that would be likely to be used by a reasonable investor as part of the basis of his investment decisions and would therefore be likely to have a significant effect on the price of the issuer's financial instruments (the "reasonable investor test"). In determining whether information would be likely to have a significant effect on the price of financial instruments, an issuer should be mindful that there is no figure (percentage change or otherwise) that can be set for any issuer when	To a Regulatory Information Service as soon as possible.	UKLA Disclosure Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
determining what constitutes "a significant effect on the price of the financial instruments" as this will vary from issuer to issuer.		
25. Notification of any announcement of the timetable for any proposed action affecting the rights of existing holders of listed securities traded on the LSE (and any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified.	To the LSE in advance of such action (no later than 9:00 on the day before the proposed announcement).	LSE Admission and Disclosure Standards.
26. All circulars, notices, reports, announcements or other documents to which the UKLA Listing Rules apply issued by the Company.	To the UKLA at the same time as they are issued and to Regulatory Information Service as soon as possible.	UKLA Listing Rules.
27. Any proposed alteration to capital structure, including listed debt securities, save that an announcement of a new issue may be delayed whilst a marketing or an underwriting is in the process.	To a Regulatory Information Service as soon as possible (except during marketing or underwriting).	UKLA Listing Rules.
28. Notice if and when the Company becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25% of the total issued share capital of that class or, where applicable, such lower percentage as the UKLA may have agreed.	To the UKLA without delay.	UKLA Listing Rules.
29. Any change in the rights attaching to any class of listed securities or any shares into which listed securities are convertible.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
30. Any redemption of listed securities including details of the number of shares redeemed and the number of shares of that class following redemption.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
31. Basis of allotment of securities offered to public for cash and of open offers to shareholders.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
32. Any extension of time granted for the currency of temporary documents of title.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
33. The effect; if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities.	To a Regulatory Information Service as soon as possible.	UKLA Listing Rules.
34. The results of any new issue of equity securities or preference shares or of a public offering of existing securities or other equity securities.	To a Regulatory Information Service as soon as result is known (except where shares are subject to an underwriting arrangement).	UKLA Listing Rules.
35. Details of transactions required to be disclosed pursuant to the Chapters 10 (Transactions) and 11 (Transactions with related parties) of UKLA Listing Rules.	To a Regulatory Information Service as soon as possible after terms are agreed.	UKLA Listing Rules.
36. Circulars and notices of meetings in connection with transactions pursuant to Chapters 10 (Transactions) or 11 (Transactions with related parties) of the UKLA Listing Rules.	To shareholders and the UKLA at the time of the issue.	UKLA Listing Rules.
37. Listing particulars or prospectus and supporting documentation in respect of admission of securities to the Official List of the UKLA.	To the UKLA at least 10 clear business days prior to the intended publication date. To the LSE by no later than 12:00 at least two business days prior to the date on which the Company is requesting the LSE to consider the application for listing to trading.	Financial Services and Markets Act 2000; UKLA Prospectus Rules. LSE Admission and Disclosure Standards.
38. Prospectus (public offering of	Prior to offering shares to the public (unless exempted); a copy of a	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
shares).	prospectus must be filed with the Registrar of Companies. If there is continuous offering and material changes to the terms of the offer, supplementary particulars must be published and filed with the Registrar of Companies and a copy must be provided to every shareholder as soon as reasonably practicable.	
39. Notification of major interest in shares: Notification of information equivalent to that required to be disclosed by a Company that is subject to the UK Companies Act 1985 sections 198-208 (by a person who obtains, increases or decreases an interest in the Company's shares which amounts to (with certain exceptions) 3 percent of the issued share capital or more), and in accordance with UK Companies Act 1985 section 212 (by a person interested in the Company's shares including particulars of a current interest and any interest held in the preceding 3 years) or otherwise where it is apparent that an interest exists or has been increased or reduced or ceased to exist and should have been disclosed under the UK Companies Act 1985 sections 198-208.	To a Regulatory Information Service whenever it becomes aware of such information.	UKLA Listing Rules.
40. Details of transactions conducted by persons discharging managerial responsibilities and their connected persons in the shares of the Company or derivatives or any other financial instruments relating to the shares (including any dealing permitted in exceptional circumstances under the Model Code).	To a Regulatory Information Service as soon as possible and in any event by no later than the end of the business day following receipt of the information.	UKLA Disclosure Rules
41. Notification of information equivalent to that required to be	To a Regulatory Information Service as soon as possible and in any event	UKLA Disclosure

Type of Information or Report	Required Date of Release	Source of Requirement
disclosed by a Company that is subject to the UK Companies Act 1985 in accordance with the UK Companies Act 1985 section 324 (duty of director to disclose shareholdings in own company) to section 328 (extension of section 324 to spouses and children) of the Companies Act 1981.	by no later than the end of the business day following receipt of the information.	Rules.
42. Details of the grant to, or acceptance by, a director or a person connected with a director of any option relating to the securities of the Company or of any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of any securities in the Company which are or will be listed or any interest whatsoever in such securities.	To a Regulatory Information Service without delay (by the end of the business day following receipt by the Company of the information).	UKLA Disclosure Rules.
43. Details of the acquisition, disposal, exercise or discharge of, or any dealing with, any option, right or obligation by a director or a person connected with a director.	To a Regulatory Information Service without delay (by the end of the business day following receipt by the Company of the information).	UKLA Disclosure Rules.
44. Proposal by Board of Directors to the Company to purchase its own shares.	To a Regulatory Information Service as soon as possible and circular to shareholders.	UKLA Listing Rules.
45. Details of the outcome of a shareholders' meeting to decide the proposal relating to the Company purchasing its own shares	To a Regulatory Information Service as soon as possible following the relevant shareholders' meeting.	UKLA Listing Rules.
46. Purchase of own listed equity securities by or on behalf of the Company.	To a Regulatory Information Service as soon as possible and in any event no later than 7.30am on the business day following the calendar day on which the purchase occurred.	UKLA Listing Rules.
47. Notification of the decision of the Company to purchase its equity securities (other than shares) or preference shares unless the purchases will consist	To a Regulatory Information Service.	UKLA Listing Rules.

Type of Information or Report	Required Date of Release	Source of Requirement
of individual transactions made in accordance with the terms of the issue of the relevant securities.		
48. Purchase by or on behalf of the Company or any member of its group of its own listed securities other than equity shares when 10% of their initial nominal value is reached and each 5% in aggregate of the initial amount of that class acquired thereafter. Same for early redemption or cancellations.	To a Regulatory Information Service as soon as possible and in any event no later than 7.30am on the business day following the calendar day on which the relevant threshold is reached or exceeded.	UKLA Listing Rules.
49. Details of where, within a period of 12 months, the Company purchases warrants or options over its equity shares which, upon exercise, entitle the Company to shares representing 15% or more of the Company's existing issued shares.	A circular to the shareholders.	UKLA Listing Rules.
50. Information relating to any request to a recognized investment exchange (as such term is defined in the Financial Services and Markets Act 2000) to admit or re-admit any of its listed securities to trading, or to cancel or suspend trading of its listed securities or where it is informed by a recognized investment exchange that trading of any of its listed securities will be cancelled or suspended.	To the UKLA as soon as possible.	UKLA Listing Rules.
51. Certain documents relating to winding-up of the Company.	Must be made available to the public with effect from the date as required in connection with the commencement of the winding-up. The documents required depends upon the type of winding-up: (i) Members' voluntary – notification to the Registrar; (ii) Creditors voluntary – advertise meetings, petitions available upon request and at the Registrar's office and winding-up order should be filed with the Registrar; and (iii) Court ordered –	Companies Act 1981.

Type of Information or Report	Required Date of Release	Source of Requirement
	petition available upon request and at the Registrar's office, and winding-up order should be filed with the Registrar. Liquidators must advertise their appointment and advertise for claims.	
52. General	Shareholders are also entitled to receive whatever documents are prescribed in the Bye-laws for distribution to shareholders, for example, notices of general meetings circulated within the period stipulated in the Bye-laws.	Companies Act 1981

File No. 82-34885



London **STOCK EXCHANGE**

(3)

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 3545**.

Application to be considered on (date):

Dealings expected to commence on (date):

1. Full legal name of issuer: Alea Group Holdings (Bermuda) Ltd.

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing *(if not UKLA)*:

a. Will the securities also be admitted to the Official List of the UKLA? YES/NO

b. If appropriate, has the "passport" been lodged with the UKLA? YES/NO

4. Type of issue for which application is being made:

(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Application for Block Listing of 24,272 common shares with a nominal value of $0.01 each that fall to be issued under The Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:

(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

24,272 common shares of $0.01 each.

8. Are the securities for which application is now made identical ** in all respects

a. with each other? | YES

b. with an existing class of security? | YES

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:

Date:

10. Please indicate whether the certificates are in registered or bearer form:

REGISTERED

11. Default place of settlement (system):

12. Issuer details:

a. Contact name: Nicholas R. Watson

b. Job Title: Deputy General Counsel

c. Telephone Number: 020 7621 3177

d. Email address: **Nicholas.watson@aleagroup.com**

13. Invoicing – Value Added Tax (VAT)

*To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following **mandatory** section:*

a. Country of Principal Place of Business (PPB): Bermuda

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. Is the Issuer registered for VAT in the UK? YES: [ ] NO: [X]

c. Is the Issuer registered for VAT in another EC country? YES: [ ] NO: [X]

d. If YES, please confirm EC VAT registration number:

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**	Adam Strachan
b. **Telephone Number:**	020 7996 3727
c. **Email address:**	**Adam_strachan@ml.com**

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.



Signed:		**Print Name:**	George P. Judd
Job Title:	**Senior Vice President & Group Secretary**	**Date:**	19 December 2005

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Alea Group Holdings (Bermuda) Ltd.

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.